EXECUTION VERSION	Exhibit 2.1

ACQUISITION AGREEMENT

by and among

BEHAVIORAL CENTERS OF AMERICA HOLDINGS, LLC,

BEHAVIORAL CENTERS OF AMERICA, LLC,

LINDEN BCA BLOCKER CORP.,

HEP BCA HOLDINGS CORP.,

SBOF-BCA HOLDINGS CORPORATION,

LINDEN CAPITAL PARTNERS-A LP,

SIGULER GUFF SMALL BUYOUT OPPORTUNITIES FUND, LP,

SIGULER GUFF SMALL BUYOUT OPPORTUNITIES FUND (F), LP,

HEALTH ENTERPRISE PARTNERS, L.P.

HEP BCA CO-INVESTORS, LLC,

ACADIA HEALTHCARE COMPANY, INC.,

and

COMMODORE ACQUISITION SUB, LLC

November 21, 2012

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6I.	Company Material Contracts	20
6J.	Intellectual Property	21
6K.	Legal Proceedings	22
6L.	Brokerage	22
6M.	Employee Benefit Plans	22
6N.	Insurance	23
6O.	Compliance with Applicable Laws	23
6P.	Environmental	23
6Q.	Employees	24
6R.	Health Care Regulatory Compliance	24
6S.	Related Party Transactions	26
6T.	Deposit Accounts; Powers of Attorney	26

ARTICLE 7 REPRESENTATIONS AND WARRANTIES OF BUYER		26
7A.	Organization and Corporate Power	26
7B.	Authorization; No Breach	27
7C.	Legal Proceedings	27
7D.	Investigation	27
7E.	Financing	28
7F.	Brokerage	28
7G.	Solvency	28
7H.	Acquisition for Investment	28
7I.	Plant Closings and Mass Lay-Offs	28
7J.	Tax Matters	28

ARTICLE 8 TERMINATION		29
8A.	Termination	29
8B.	Effect of Termination	29

ARTICLE 9 DEFINITIONS		30
9A.	Definitions	30
9B.	Usage	30

ARTICLE 10 INDEMNIFICATION		31
10A.	Indemnification by Sellers	31
10B.	Indemnification by Buyer	31
10C.	Limitations on Indemnification; Exclusive Remedy	31
10D.	Termination of Indemnification	33
10E.	Procedures Relating to Indemnification	33
10F.	Certain Additional Matters	35

ARTICLE 11 ADDITIONAL AGREEMENTS		36
11A.	Survival	36
11B.	Press Release and Announcements	37
11C.	Confidentiality	37
11D.	Consents	38
11E.	Reasonable Best Efforts	38
11F.	Regulatory Act Compliance.	38
11G.	Certain Tax Matters	39
11H.	Insurance Matters	46
11I.	Designation and Replacement of Representative	46

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11J.	Authority and Rights of Representative; Limitations on Liability	47
11K.	Employee Matters	48
11L.	Representation of the Seller Group	48
11M.	Expenses; Transfer Taxes	49
11N.	Distributions from the Escrow Agreements	49
11O.	Certain Access Provisions	49
11P.	Post-Closing Payments	49

ARTICLE 12 MISCELLANEOUS		50
12A.	Amendment and Waiver	50
12B.	Notices	50
12C.	Assignment	52
12D.	Severability	53
12E.	No Strict Construction	53
12F.	Captions	53
12G.	Complete Agreement	53
12H.	Company Disclosure Letter	53
12I.	No Additional Representations; Disclaimer	54
12J.	Counterparts	55
12K.	Governing Law	55
12L.	CONSENT TO JURISDICTION	55
12M.	WAIVER OF JURY TRIAL	56
12N.	Arbitration	56
12O.	Payments under Agreement	58
12P.	Third-Party Beneficiaries and Obligations	58
12Q.	Specific Performance	58
12R.	Prevailing Party	58

LIST OF EXHIBITS

Exhibit A	Definitions
Exhibit B	Indemnity Escrow Agreement
Exhibit C	Adjustment Escrow Agreement
Exhibit D	Company Closing Certificate
Exhibit E	Buyer Closing Certificate

iii

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT (this “Agreement”) is made as of November 21, 2012, by and among (i) Behavioral Centers of America, LLC, a Delaware limited liability company (the “Company”), (ii) Behavioral Centers of America Holdings, LLC, a Delaware limited liability company (“Holdings”), (iii) Linden BCA Blocker Corp., a Delaware corporation (“Linden Blocker”), (iv) SBOF-BCA Holdings Corporation, a Delaware corporation (“Siguler Blocker”), (v) HEP BCA Holdings Corp., a Delaware corporation (“HEP Blocker” and together with Linden Blocker and the Siguler Blocker, the “Blockers”), (vi) Siguler Guff Small Buyout Opportunities Fund, LP, a Delaware limited partnership, and Siguler Guff Small Buyout Opportunities Fund (F), LP, a Delaware limited partnership (collectively referred to as “Siguler”), (vii) Health Enterprise Partners, L.P., a Delaware limited partnership, HEP BCA Co-Investors, LLC, a Delaware limited liability company (collectively referred to as “HEP”), (viii) Linden Capital Partners-A, LP, a Delaware limited partnership (“Linden” and, together with Holdings, Siguler and HEP, each, a “Seller” and, collectively, the “Sellers”), (ix) Commodore Acquisition Sub, LLC, a Delaware limited liability company (“Buyer”) and (x) Acadia Healthcare Company, Inc., a Delaware corporation (“Guarantor”). Unless otherwise defined herein, capitalized terms used herein are defined in Exhibit A attached hereto.

WHEREAS, as of the Closing, Holdings and the Blockers will own collectively 100% of the issued and outstanding units of the Company (the “Units”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from (i) Linden, and Linden desires to sell to Buyer, in lieu of directly acquiring the Units held by Linden Blocker as of the Closing, all of the issued and outstanding shares of capital stock of Linden Blocker (the “Linden Acquired Shares”), (ii) Siguler, and Siguler desires to sell to Buyer, in lieu of directly acquiring the Units held by Siguler Blocker as of the Closing, all of the issued and outstanding shares of capital stock of Siguler Blocker (the “Siguler Acquired Shares”) and (iii) HEP, and HEP desires to sell to Buyer, in lieu of directly acquiring the Units held by HEP Blocker as of the Closing, all of the issued and outstanding shares of capital stock of HEP Blocker (the “HEP Acquired Shares” and, together with the Linden Acquired Shares and the Siguler Acquired Shares, the “Acquired Shares”) for the consideration described herein;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from Holdings, and Holdings desires to sell to Buyer, all of the Units held by Holdings as of the Closing (the “Acquired Units” and together with the Acquired Shares, the “Acquired Securities”) for the consideration described herein; and

WHEREAS, prior to the Closing, the Company will distribute to Holdings 100% of the issued and outstanding limited liability company interests in BCA of Texas, LLC, a Delaware limited liability company and direct subsidiary of the Company (“BCA-TX”), as described in Section 1F.

WHEREAS, the respective boards of managers or directors or other governing bodies, as applicable, of each Seller, the Company, the Blockers and Buyer have approved this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties and covenants herein contained, and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE 1

PURCHASE AND SALE

1A. Purchase and Sale of Acquired Securities. On the terms and subject to the conditions set forth in this Agreement, at the Closing and upon payment of the Estimated Purchase Price by Buyer in accordance with Section 1C, Buyer shall purchase and accept from the Sellers, and the Sellers shall sell to Buyer, all of the Acquired Securities.

1B. Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the purchase and sale of the Acquired Securities and the other transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 300 North LaSalle Street, Chicago, Illinois 60654 at 10:00 a.m. local time, on December 31, 2012, or such earlier date as mutually agreed upon by Representative and Buyer upon satisfaction of the conditions to Closing set forth in Article 2, or, if the conditions to Closing set forth in Article 2 shall not have been satisfied by such date (or waived in writing), on the second Business Day following the satisfaction (or waiver in writing) of such conditions. The date on which the Closing shall occur is referred to herein as the “Closing Date,” and the Closing shall be deemed effective as of 12:01 a.m. (Chicago time) on the Closing Date. On the Business Day immediately prior to the Closing Date, Buyer and the Representative shall conduct a pre-Closing at the same location as the Closing, commencing at 10:00 a.m. local time, at which each of Buyer and the Representative shall present for review by the other party copies in execution form of all documents required to be delivered by such party at the Closing. At the Closing, Buyer shall deliver to the Representative all of the certificates, instruments and documents required to be delivered by Buyer under Section 2C in order for the conditions of each of the Sellers and the Company to be satisfied, and the Representative shall deliver to Buyer all of the certificates, instruments and documents required to be delivered under Section 2B in order for the conditions of Buyer to be satisfied. At the election of the Buyer and Representative, the pre-Closing and the Closing may take place through an exchange of documents, instruments and consideration, as applicable, using wire transfers, overnight courier service, electronic mail and/or facsimile transmission.

1C. Closing Distributions.

(i) At the Closing, on the terms and subject to the conditions set forth in this Agreement, Buyer shall pay to the Sellers in accordance with paragraph (i) of Section 1E of the Company Disclosure Letter an aggregate amount in cash equal to the Estimated Purchase Price (less the Indemnity Escrow Deposit Amount and the Adjustment Escrow Deposit Amount), by wire transfer of immediately available funds from Buyer to the account or accounts designated by the Representative (which account or accounts, together with the amounts payable to each Seller, shall be designated by the Representative in writing at least two (2) Business Days prior to the Closing Date).

(ii) At the Closing, on the terms and subject to the conditions set forth in this Agreement, Buyer shall deliver, by wire transfer of immediately available funds, an aggregate amount equal to (a) the Indemnity Escrow Deposit Amount to the Escrow Agent for deposit into a separate escrow account (the “Indemnity Escrow Account”) established pursuant to the terms of an escrow agreement, substantially in the form of Exhibit B attached hereto (the “Indemnity Escrow Agreement”), among Buyer, the Representative and the Escrow Agent, and (b) the Adjustment Escrow Deposit Amount to the Escrow Agent for deposit into a separate escrow account (the “Adjustment Escrow Account”) established pursuant to the terms of an escrow agreement, substantially in the form of Exhibit C attached hereto (the “Adjustment Escrow Agreement”), among Buyer, the Representative and the Escrow Agent. The Indemnity Escrow Funds and the Adjustment Escrow Funds shall be maintained separately in the Indemnity Escrow Account and the Adjustment Escrow Account, respectively, and the Indemnity Escrow Amount and the Adjustment Escrow Amount shall be Buyer’s sole and exclusive source of recovery for any amounts owing to Buyer pursuant to this Agreement, except as otherwise set forth in Article 10. The fees and expenses of the Escrow Agent shall be paid 50% by Buyer and 50% by the Representative.

(iii) At the Closing, on the terms and subject to the conditions set forth in this Agreement, Buyer shall pay to the intended beneficiaries thereof (as identified by the Representative to Buyer at least two (2) Business Days prior to the Closing Date) (a) amounts due and owing pursuant to the Credit Facilities, (b) the Company Expenses (except with respect to any severance obligations owed in connection the terminations of employment described in Section 11K, which such amounts Buyer shall retain and pay to the applicable former employees following the Closing in accordance with the terms of the applicable agreements creating such severance obligations), (c) the Representative Expenses, and (d) any other liabilities included in the computation of Estimated Net Indebtedness which by their terms or pursuant to this Agreement are required to be paid at Closing.

1D. Purchase Price Adjustment.

(i) Within 60 days following the Closing Date, the Company shall, and Buyer shall cause the Company to, prepare and deliver to the Representative (a) an unaudited consolidated balance sheet of the Company as of the Adjustment Calculation Time (the “Closing Balance Sheet”), and (b) a statement (the “Closing Statement”) setting forth the Company’s calculation of Closing Net Working Capital and Closing Net Indebtedness, and together with the Closing Balance Sheet and the Closing Statement, Buyer shall deliver to the Representative a certificate of Buyer that it has complied with the covenants set forth in Section 1D(vii). The Closing Balance Sheet shall be prepared in accordance with GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Latest Audited Balance Sheet. The Closing Statement shall, with respect to the Closing Net Working Capital, be derived from the Closing Balance Sheet, and shall, with respect to both the Closing Net Working Capital and the Closing Net Indebtedness, be prepared in accordance with the applicable definitions set forth in this Agreement. During the 30 days immediately following the Representative’s receipt of the Closing Balance Sheet and the Closing Statement and any period of dispute thereafter with respect thereto, Buyer shall, and shall cause the Company to, (x) cooperate with the Representative in the review of the Closing Balance Sheet and Closing Statement and provide the Representative and its representatives with full access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data and employees of the Company reasonably related to the Closing Balance Sheet and the Closing Statement (and the preparation thereof) for purposes of their review of the Closing Balance Sheet and the Closing Statement, and (y) cooperate fully with the Representative and its representatives in connection with such review, including providing on a timely basis all other information reasonably necessary or useful in connection with the review of the Closing Balance Sheet and the Closing Statement as is reasonably requested by the Representative or its representatives. The Closing Balance Sheet, the Closing Statement and the resulting calculation of Closing Net Working Capital and Closing Net Indebtedness shall become final and binding upon the parties 30 days following the Representative’s receipt thereof unless the Representative gives written notice of its disagreement (a “Notice of Disagreement”) to Buyer prior to such date; provided that the Closing Balance Sheet, the Closing Statement and the resulting calculation of Closing Net Working Capital and Closing Net Indebtedness shall become final and binding upon the parties upon the Representative’s delivery, prior to the expiration of the 30-day period, of written notice to Buyer of its acceptance of the Closing Balance Sheet and the Closing Statement. Any Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement so asserted.

(ii) If a timely Notice of Disagreement is received by Buyer, then the Closing Balance Sheet and the Closing Statement (as revised in accordance with this Section 1D(ii)), and the resulting calculation of Closing Net Working Capital and Closing Net Indebtedness, shall become final and binding upon the parties on the earlier of (a) the date any and all matters specified in the Notice of Disagreement are finally resolved in writing by the Representative and Buyer and (b) the date any and all matters specified in the Notice of Disagreement not resolved by the Representative and Buyer are finally resolved in writing by the Arbiter (as defined below). The Closing Balance Sheet and the Closing Statement shall be revised to the extent necessary to reflect any resolution by the Representative and Buyer and any final resolution made by the Arbiter in accordance with this Section 1D(ii). During the 30 days immediately following the delivery of a Notice of Disagreement or such longer period as the Representative and Buyer may agree in writing, the Representative and Buyer shall seek in good faith to resolve in writing any differences which they may have with respect to any matter specified in the Notice of Disagreement, and all such discussions related thereto shall (unless otherwise agreed by Buyer and the Representative) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule. At the end of such 30-day period, the Representative and Buyer shall submit to a nationally recognized consulting firm with expertise in financial analysis that is mutually selected by the Representative and Buyer (the “Arbiter”) for review and resolution of any and all matters (but only such matters) which remain in dispute and which were included in the Notice of Disagreement. Buyer and the Representative shall instruct the Arbiter to, and the Arbiter shall, make a final determination of the items included in the Closing Balance Sheet and the Closing Statement (to the extent such amounts are in dispute) in accordance with the guidelines and procedures set forth in this Agreement. Buyer and the Representative will cooperate (and Buyer shall cause the Company to cooperate) with the Arbiter during the term of its engagement. Buyer and the Representative shall instruct the Arbiter not to, and the Arbiter shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or the Representative, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or the Representative, on the other hand. Buyer and the Representative shall also instruct the Arbiter to, and the Arbiter shall, make its determination based solely on presentations by Buyer and the Representative that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The presentations must be made within fifteen (15) days of engaging the Arbiter and copies of such presentations shall be provided to each party. The Closing Balance Sheet, the Closing Statement and the resulting calculation of Closing Net Working Capital and Closing Net Indebtedness shall become final and binding on the parties hereto on the date the Arbiter delivers its final resolution in writing to Buyer and the Representative (which final resolution shall be requested by the parties to be delivered not more than 45 days following submission of such disputed matters), and such resolution by the Arbiter shall not be subject to court review or otherwise appealable. The fees and expenses of the Arbiter pursuant to this Section 1D(ii) shall be borne by Buyer, on the one hand, and the Representative, on the other hand, based upon the percentage which the aggregate portion of the contested amount not awarded to each party bears to the aggregate amount actually contested by such party.

(iii) If the Estimated Purchase Price is less than the Purchase Price (such shortfall, the “Shortfall Amount”), Buyer shall, within two (2) Business Days after the Closing Balance Sheet and the Closing Statement become final and binding on the parties pursuant to this Section 1D, make payment of the Shortfall Amount by wire transfer in immediately available funds to, or as directed by, the Representative. Furthermore, Buyer and the Representative shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of the Adjustment Escrow Funds from the Adjustment Escrow Account, within two (2) Business Days after the Closing Balance Sheet and the Closing Statement become final and binding on the parties pursuant to this Section 1D, to, or as directed by, the Representative, with such amounts, subject to Section 11J hereof, being distributable as a portion of the Additional Purchase Price as provided in Section 1D(v).

(iv) If the Estimated Purchase Price is greater than the Purchase Price (such excess, the “Excess Amount”), Buyer and the Representative shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment to Buyer, within two (2) Business Days after the Closing Balance Sheet and the Closing Statement become final and binding on the parties pursuant to this Section 1D, by wire transfer in immediately available funds of the Excess Amount from the Adjustment Escrow Amount in the Adjustment Escrow Account. If the Excess Amount is greater than the Adjustment Escrow Amount (such excess, the “Adjustment Escrow Shortfall”), Buyer and the Representative shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment to Buyer of the amount of the Adjustment Escrow Shortfall, within two (2) Business Days after the Closing Balance Sheet and the Closing Statement become final and binding on the parties pursuant to this Section 1D(iv), by wire transfer in immediately available funds from the Indemnity Escrow Amount in the Indemnity Escrow Account. In the event that the Excess Amount is less than the Adjustment Escrow Funds (such shortfall, the “Remaining Adjustment Escrow Funds”), Buyer and the Representative shall simultaneously with delivery of the instructions in the first sentence of this Section 1D(iv), deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay the Remaining Adjustment Escrow Funds from the Adjustment Escrow Account to, or as directed by, the Representative, with such amounts, subject to Section 11J hereof, being distributable as a portion of the Additional Purchase Price as provided in Section 1D(v).

(v) Subject to Section 11J, any amounts received by the Representative pursuant to this Section 1D shall be received for the benefit of the Sellers.

(vi) Buyer agrees that (a) the payment of the Excess Amount (if any) from the Adjustment Escrow Amount in the Adjustment Escrow Account and, if applicable, from the Indemnity Escrow Amount in the Indemnity Escrow Account, in accordance with the Adjustment Escrow Agreement and, if applicable, in accordance with the Indemnity Escrow Agreement, shall be the sole and exclusive remedy for Buyer for payment of the Excess Amount (if any) (and the Adjustment Escrow Amount in the Adjustment Escrow Account and, if applicable, the portion of the Indemnity Escrow Amount in the Indemnity Escrow Account equal to the Adjustment Escrow Shortfall shall be Buyer’s sole and exclusive source of recovery for any amounts owing to Buyer pursuant to this Section 1D) and (b) the working capital adjustment and indebtedness adjustment provided for in this Section 1D, and the dispute resolution provisions provided for in this Section 1D, shall be the sole and exclusive remedies for the matters addressed or that could be addressed therein; provided that, for the avoidance of doubt, and without limiting the generality of the foregoing, no claim by Buyer for the payment of the Excess Amount shall be asserted against the Seller Parties.

(vii) Buyer agrees that following the Closing it will not, and it will cause the Company not to, take any actions with respect to the accounting books, records, policies and procedures of the Company that would obstruct or prevent the preparation of the Closing Balance Sheet or the Closing Statement as provided in this Section 1D. Buyer will cooperate in the review of the Closing Balance Sheet and the Closing Statement, including by providing customary certifications to the Representative or, if requested, to the Representative’s auditors or the Arbiter.

1E. Purchase Price Allocation. For Tax purposes, Buyer and the Sellers shall allocate (i) the Purchase Price between the Acquired Shares and the Acquired Units as set forth on Section 1E of the Company Disclosure Letter and (ii), with respect to the portion of the Purchase Price allocated to the Acquired Units, for purposes of determining the portion of the gain or loss recognized by each holder of Acquired Units upon the sale of such holder’s Acquired Units pursuant to this Agreement that is attributable to the Company’s “unrealized receivables” and “inventory items” (as such terms are defined in Section 751 of the Code), among the assets of the Company, in accordance with the allocation principles set forth on Section 1E of the Company Disclosure Letter. Neither Buyer nor the Sellers, nor any of their respective Affiliates, shall take any position (whether in financial statements, audits, tax returns or otherwise) which is inconsistent with such allocation of the Purchase Price unless required to do so by applicable law.

1F. Pre-Closing Intercompany Transactions.

(i) The parties acknowledge and agree that following the execution of this Agreement but prior to Closing, (A) the Company will distribute to Holdings 100% of the issued and outstanding limited liability interests in BCA-TX (such limited liability company interests, the “Texas Units”), and (B) thereafter, in exchange for each Blocker’s entire limited liability company interest in Holdings (whether held directly and/or indirectly), Holdings will distribute (x) Units in the Company (“Blocker Company Interest”) directly or indirectly to each Blocker; provided that, the Blocker Company Interest distributed to each Blocker shall represent a proportional ownership interest in the Company equal to such Blocker’s current indirect ownership interest in the Company (as measured by such Blocker’s direct or indirect ownership of Holdings represented by the limited liability company interest in Holdings that are surrendered in such exchange) and (y) Texas Units directly or indirectly to each Blocker; provided that the Texas Units distributed to each Blocker shall represent a proportional ownership interest in BCA-TX equal to such Blocker’s current ownership of Holdings Common Units (the distributions referred to in the foregoing, the “Blocker Pre-Closing Distribution”).

(ii) The parties acknowledge and agree that after the Blocker Pre-Closing Distribution and immediately prior to the Closing, each Blocker will exchange the Texas Units directly held by such Blocker in redemption of a portion of the outstanding capital stock of each Blocker; provided that, in lieu of directly distributing the Texas Units as described in the foregoing, each Blocker may indirectly distribute the Texas Units by (A) first, organizing a newly formed corporation (“NewCorp”), (B) second, contributing the Texas Units to such NewCorp in exchange for NewCorp capital stock, and (C) third, distributing the capital stock of NewCorp in redemption of a portion of the outstanding capital stock of each Blocker (the distribution and redemption referred to in the foregoing, the “Texas Blocker Redemption”).

(iii) The parties agree that notwithstanding anything to the contrary in this Agreement, (A) the Blocker Pre-Closing Distribution or Texas Blocker Redemption shall not be deemed to be prohibited by this Agreement or to require any consent on the part of Buyer; (B) no representation, warranty, covenant or agreement of the Company, Sellers or either Blocker shall be deemed untrue or not performed to the extent resulting from the Blocker Pre-Closing Distribution or the Texas Blocker Redemption; (C) that upon the termination of this Agreement Holdings, the Company, and the Blockers, as applicable, shall cause the Blocker Pre-Closing Distribution and Texas Blocker Redemption (if such transaction has already been consummated) to be rescinded and unwound; and (D) Holdings, the Company and each Subsidiary of the Company may settle any intercompany accounts between or among any of such entities (such matters referred to in the foregoing (D), the “Pre-Closing Intercompany Transactions”).

1G. Guaranty. Guarantor hereby fully, unconditionally and absolutely guarantees the due, prompt and complete performance of all of Buyer’s obligations hereunder in accordance with the terms and conditions herein (the “Guarantor Obligations”). Guarantor waives any and all defenses it may have to the enforceability of this guaranty against it solely as a guarantor, which waiver shall not affect any defenses Buyer or the Company (following the Closing) may have as the primary obligor with respect thereto.

ARTICLE 2

CONDITIONS TO CLOSING

2A. Conditions to All Parties’ Obligations. The obligation of each of the Sellers, the Blockers, the Company and Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction, or waiver by Buyer and the Representative, of each of the following conditions as of immediately prior to the Closing:

(i) Any applicable waiting periods under the HSR Act shall have expired or been terminated (the “HSR Approval”);

(ii) No injunction or order of any court or administrative agency of competent jurisdiction shall be in effect as of the Closing which restrains or prohibits the consummation of the transactions contemplated by this Agreement; and

(iii) This Agreement shall not have been terminated in accordance with Section 8A.

2B. Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction, or waiver by Buyer, of each of the following additional conditions as of immediately prior to the Closing:

(i) Each of the representations and warranties of the Sellers, Blockers and the Company contained in Article 4, Article 5 and Article 6 of this Agreement (a) that is qualified as to or by Company Material Adverse Effect shall be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except to the extent of changes or developments contemplated by the terms of this Agreement or caused by the transactions contemplated hereby, and (b) that is not qualified as to or by Company Material Adverse Effect shall be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except to the extent of changes or developments contemplated by the terms of this Agreement or caused by the transactions contemplated hereby and except for the failure of such representations and warranties referred to in this clause (b) to be true and correct as does not and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect;

(ii) Each of the covenants and agreements of the Sellers, Blockers and the Company to be performed as of or prior to the Closing shall have been performed in all material respects;

(iii) The Company shall have delivered to Buyer a certificate in the form of Exhibit D attached hereto dated the Closing Date and signed by a senior executive officer of the Company on behalf of the Company confirming the foregoing matters in Section 2B(i) and Section 2B(ii);

(iv) The Company shall have delivered to Buyer certified copies of the resolutions or consents of the Company’s board of managers approving the transactions contemplated by this Agreement;

(v) The Indemnity Escrow Agreement shall have been executed by the Escrow Agent and the Representative and shall have been delivered to Buyer;

(vi) The Adjustment Escrow Agreement shall have been executed by the Escrow Agent and the Representative and shall have been delivered to Buyer;

(vii) Each director, manager and officer of the Company and its Subsidiaries (other than Cedar Crest Clinic, Inc. and StoneCrest Clinic, Inc.) (including the members of their respective boards of directors or other governing bodies) shall have delivered to Buyer a letter of resignation, in form and substance satisfactory to Buyer, effective as of Closing Date;

(viii) Buyer shall have received a payoff letter from the applicable lender with respect to all Closing Net Indebtedness set forth on Section 2B(viii) of the Company Disclosure Letter that (a) reflects the amounts required in order to pay in full all such Closing Net Indebtedness as of the Closing and (b) to the extent such Closing Net Indebtedness is secured by Liens on the property and assets of the Company and its Subsidiaries, upon payment in full of the amounts indicated therein, all such Liens shall be terminated and of no further force and effect; and

(ix) Buyer shall have received evidence that the Persons identified on Section 6T(i) of the Company Disclosure Letter as having authority to draw upon or otherwise have access to the bank accounts listed thereon shall no longer have any authority over or access to such bank accounts effective upon the Closing.

2C. Conditions to the Seller’s, Blockers’ and the Company’s Obligations. The obligation of each of the Sellers and the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction, or waiver by the Representative, of each of the following additional conditions as of immediately prior to the Closing:

(i) Each of the representations and warranties of Buyer contained in Article 7 of this Agreement (a) that is qualified as to or by Buyer Material Adverse Effect or similar qualifier shall be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except to the extent of changes or developments contemplated by the terms of this Agreement or caused by the transactions contemplated hereby, and (b) that is not qualified as to or by Buyer Material Adverse Effect shall be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except to the extent of changes or developments contemplated by the terms of this Agreement or caused by the transactions contemplated hereby and except for the failure of such representations and warranties referred to in this clause (b) to be true and correct as does not and would not reasonably be expected to, individually or in the aggregate, have a Buyer Material Adverse Effect;

(ii) Each of the covenants and agreements of Buyer to be performed as of or prior to the Closing shall have been performed in all material respects;

(iii) Buyer shall have delivered to the Company and the Representative (on behalf of the Sellers) a certificate in the form of Exhibit E attached hereto dated the Closing Date and signed by a senior executive officer of Buyer on behalf of Buyer confirming the foregoing matters in Sections 2C(i) and Sections 2C(ii);

(iv) Buyer shall have delivered to the Representative (on behalf of the Sellers) certified copies of the resolutions or consents of the board of directors of Guarantor approving the transactions contemplated by this Agreement;

(v) The Indemnity Escrow Agreement shall have been executed by the Escrow Agent and Buyer and shall have been delivered to the Representative (on behalf of the Sellers); and

(vi) The Adjustment Escrow Agreement shall have been executed by the Escrow Agent and Buyer and shall have been delivered to the Representative (on behalf of the Sellers).

2D. Waiver of Conditions. All unsatisfied conditions to the Closing shall be deemed to have been waived from and after the Closing.

ARTICLE 3

CERTAIN COVENANTS PRIOR TO THE CLOSING

3A. Access. During the period from the date of this Agreement to the earlier of the Closing and the date that this Agreement is terminated in accordance with its terms, the Company shall grant to Buyer and its authorized representatives reasonable access, during normal business hours and upon reasonable notice, to the personnel, properties, books and records of the Company that are in the possession or under the control of the Company to the extent relating to the transition of the Company’s business to Buyer; provided that (a) such access does not unreasonably interfere with the normal operations of the Company, (b) such access shall occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement, (c) all requests for access shall be directed to Richard Harding or his designee at Moelis & Company or such other Person as the Company may designate in writing from time to time (the “Designated Contact”), and (d) nothing herein shall require the Company to provide access to, or to disclose any information to, Buyer if such access or disclosure (x) would cause significant competitive harm to the Company if the transactions contemplated by this Agreement are not consummated or (y) would be in violation of applicable laws or regulations of any Governmental Entity (including the HSR Act and other anti-competition laws) or the provisions of any agreement to which the Company is a party; provided, that, the Company shall deliver to Buyer a reasonable description of the nature of any such items, documents or other materials or information so withheld from Buyer under this subsection (d). Other than the Designated Contact or as expressly provided in the preceding sentence, Buyer is not authorized to and shall not (and shall cause its employees, agents, representatives and Affiliates not to) contact any officer, director, employee, manager, customer, supplier, distributor, lessee, lessor, lender or other material business relation of the Company prior to the Closing without the prior written consent of the Company or the Designated Contact. Buyer shall, and shall cause its representatives to, abide by the terms of the Confidentiality Agreement with respect to such access and any information furnished to it or its representatives pursuant to this Section 3A.

3B. Ordinary Conduct of Company. During the period from the date of this Agreement to the earlier of the Closing and the date that this Agreement is terminated in accordance with its terms, except as (x) set forth on Section 3B of the Company Disclosure Letter, (y) otherwise consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) otherwise contemplated by this Agreement, the Company shall not:

(i) make any material change in the conduct of its business;

(ii) enter into a new agreement that would be included in the definition of Company Material Contracts if it had been entered into as of the date of this Agreement other than in the ordinary course of business, amend in a material manner or terminate any of the Company Material Contracts or, other than in the ordinary course of business consistent with past practice, waive any material right or benefit under any of the Company Material Contracts;

(iii) amend its Organizational Documents;

(iv) acquire by merging or consolidating with, or agreeing to merge or consolidate with, or purchase substantially all the assets of, or otherwise acquire any business or any corporation, partnership, association or other business organization or division thereof;

(v) effect any restructuring, reorganization or complete or partial liquidation (other than the Pre-Closing Intercompany Transactions described in Section 1F);

(vi) except for the disposal in the ordinary course of business consistent with past practice of immaterial fixed assets and equipment with an aggregate value of less than $100,000, sell, lease, sublease, mortgage, pledge or otherwise encumber or dispose of any of the material fixed assets or equipment owned by the Company, or enter into any agreement regarding the foregoing;

(vii) issue or sell any of its equity securities, securities convertible into its equity securities, or any options, warrants or other rights to purchase its equity securities, or enter into any agreement regarding the foregoing;

(viii) except in the ordinary course of business consistent with past practice or as required by law or contractual obligations, in any case not in an aggregate amount in excess of $100,000, increase in any manner the compensation of, or enter into any new bonus, incentive, employee benefits, severance or termination agreement or arrangement with, any of its officers or employees; or

(ix) otherwise incur any liabilities or obligations in excess of $250,000 in the aggregate, other than in the ordinary course of business consistent with past practice.

3C. Distribution of Cash. Notwithstanding any other provision to the contrary contained in this Agreement, on and prior to the Closing Date, the Sellers shall be entitled to receive from the Company or any Subsidiary by way of dividends, distributions, return of capital or otherwise all cash and cash equivalents owned or held by or for the benefit of the Company or any Subsidiary prior to and as of the Adjustment Calculation Time. Buyer acknowledges that all such cash and cash equivalents of the Company or any Subsidiary prior to Closing are the exclusive property of the Sellers; provided, however, for the avoidance of doubt any cash and cash equivalents included in the calculation of the Closing Net Indebtedness shall remain in the Company or its Subsidiaries, as applicable, for the benefit of Buyer.

3D. Exclusive Transaction. Until the earlier of the termination of this Agreement in accordance with its terms or the Closing, the Sellers, the Blockers and the Company shall not (and shall not permit any agent, employee, board member or Affiliate thereof to), without the express prior written consent of Buyer, directly or indirectly: (A) initiate, engage in or hold discussions or negotiations with, or offer to, or solicit or entertain offers from, any Person (other than Buyer or its Affiliates) concerning the sale, purchase, transfer, joint venture, affiliation, lease or other disposition of the Assets (or any material portion thereof) or any Units or other ownership interest in the Company, the Blockers, Holdings, the Business or any Subsidiary thereof, nor the management of the Company, its Subsidiaries, the Assets or the Business, nor any transfer by the Sellers or their Affiliates of any of their ownership interests in the Company or the Assets or Business, or the issuance by the Company or its Affiliates of any debt, ownership interests or other equity, nor any merger, consolidation or similar transaction involving the Blockers, the Company or its Subsidiaries (collectively, “Prohibited Transactions”), or (B) enter into any agreement with or accept any offer from any Person (other than Buyer or its Affiliates) with respect to any Prohibited Transaction. The Representative and the Company shall immediately advise such inquiring party of this Section 3D and promptly advise Buyer by telephone and thereafter promptly confirm in writing, of any inquiry, proposal, solicitation or communication of any kind (and the terms thereof) relating, contemplating or looking to any of the foregoing.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

As an inducement to Buyer to enter into this Agreement, each Seller (on a several, and not joint, basis) hereby represents and warrants that, except as set forth in the Company Disclosure Letter:

4A. Organization and Power. If such Seller is not an individual, such Seller is a limited liability company or limited partnership, as applicable, validly existing and in good standing under the laws of the State of Delaware and such Seller has all requisite limited liability company or limited partnership, as applicable, power and authority necessary to enter into this Agreement and consummate the transactions contemplated hereby.

4B. Authorization; No Breach.

(i) If an individual, such Seller is legally competent to execute and deliver and perform such Seller’s obligations under this Agreement and the other agreements, documents and instruments contemplated hereby to be executed and delivered by such Seller at Closing. If not an individual, such Seller has taken all limited liability company or limited partnership, as applicable, acts and other limited liability company or limited partnership, as applicable, proceedings required to be taken by such Seller to authorize the execution, delivery and performance of this Agreement and the other agreements, documents and instruments contemplated hereby to be executed and delivered by such Seller at Closing and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement has been duly executed and delivered by such Seller, and each of the other agreements, documents and instruments contemplated hereby to be executed and delivered by such Seller at Closing, when so executed and delivered, shall have been duly executed and delivered by such Seller, and this Agreement constitutes, and each of the other agreements, documents and instruments contemplated hereby to be executed and delivered by such Seller at Closing, when so executed and delivered shall constitute, a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as such enforcement may be limited by the application of bankruptcy, moratorium and other laws affecting creditors’ rights generally and as such enforcement may be limited by the availability of specific performance and the application of equitable principles.

(ii) Except as set forth on Section 4B(ii) of the Company Disclosure Letter, the execution and delivery by such Seller of this Agreement does not and the consummation by such Seller of the transactions contemplated hereby does not (A) result in a breach of any of the provisions of, (B) constitute a default under, (C) result in a violation of, (D) give any third party the right to terminate or to accelerate any obligation under, or (E) require any authorization, consent, approval, exemption or other action by or notice to any court or other governmental body, under any provision of the certificate of formation or limited liability company agreement or limited partnership agreement, as applicable, of such Seller (if not an individual), or any of such Seller’s material contracts, or any material judgment, order or decree applicable to such Seller or any material statute, law, ordinance, rule or regulation applicable to such Seller, other than any such breaches, defaults, violations or rights that, individually or in the aggregate, would not have a have a material adverse effect on the ability of such Seller to perform any of his, her or its material obligations under this Agreement, and other than any such authorizations, consents, approvals, exemptions or other actions required under the HSR Act or the failure of which to obtain would not, individually or in the aggregate, have a have a material adverse effect on the ability of such Seller to perform any of his, her or its material obligations under this Agreement.

4C. Ownership of Acquired Securities. The Sellers own all of the Acquired Securities free and clear of all Liens, except for Permitted Encumbrances and other Liens set forth on Section 4C of the Company Disclosure Letter.

4D. Legal Proceedings. As of the date hereof, there are (i) no actions, suits, investigations, or proceedings pending or, to the knowledge of such Seller, threatened against such Seller before any court or other Governmental Entity, and (b) no judgments, decrees, injunctions or orders of any court or other Governmental Entity outstanding against such Seller.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE BLOCKERS

As an inducement to Buyer to enter into this Agreement, each Blocker, severally, as to itself, hereby represents and warrants that, except as set forth in the Company Disclosure Letter:

5A. Organization and Power. Such Blocker is a corporation validly existing and in good standing under the laws of the State of Delaware. Such Blocker has all requisite corporate power and authority necessary to enter into this Agreement and consummate the transactions contemplated hereby.

5B. Capitalization. Section 5B of the Company Disclosure Letter sets forth the authorized, issued and outstanding shares of capital stock of such Blocker. Except as set forth on Section 5B of the Company Disclosure Letter, there are no outstanding (a) shares of capital stock or other equity interests or voting securities of such Blocker, (b) securities convertible or exchangeable into shares of capital stock of such Blocker, (c) any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require such Blocker to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem shares of its capital stock or (d) stock appreciation, phantom stock, profit participation or similar rights with respect to such Blocker. All of the outstanding shares of capital stock of such Blocker have been duly authorized and validly issued.

5C. Subsidiaries; Ownership of Units. Except for the ownership of Units as set forth on Section 5C of the Company Disclosure Letter, as of the Closing Date, such Blocker will not directly or indirectly (i) own, of record or beneficially, any outstanding equity securities or other interests in any Person or (ii) control any other Person. On the Closing Date, such Blocker shall own all of the Units set forth on Section 5C of the Company Disclosure Letter free and clear of all Liens, except for Permitted Encumbrances and other Liens set forth on Section 5C of the Company Disclosure Letter.

5D. Authorization; No Breach.

(i) All corporate acts and other corporate proceedings required to be taken by such Blocker to authorize the execution, delivery and performance of this Agreement and the other agreements, documents and instruments contemplated hereby to be executed and delivered by such Blocker at Closing and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement has been duly executed and delivered by such Blocker, and each of the other agreements, documents and instruments contemplated hereby to be executed and delivered by such Blocker at Closing, when so executed and delivered, shall have been duly executed and delivered by such Blocker, and this Agreement constitutes, and each of the other agreements, documents and instruments contemplated hereby to be executed and delivered by such Blocker at Closing, when so executed and delivered shall constitute, a valid and binding obligation of such Blocker, enforceable against such Blocker in accordance with its terms, except as such enforcement may be limited by the application of bankruptcy, moratorium and other laws affecting creditors’ rights generally and as such enforcement may be limited by the availability of specific performance and the application of equitable principles.

(ii) Except as set forth on Section 5D(ii) of the Company Disclosure Letter, the execution and delivery by such Blocker of this Agreement does not and the consummation by such Blocker of the transactions contemplated hereby does not (A) result in a breach of any of the provisions of, (B) constitute a default under, (C) result in a violation of, (D) give any third party the right to terminate or to accelerate any obligation under, or (E) require any authorization, consent, approval, exemption or other action by or notice to any court or other governmental body, under any provision of the certificate of incorporation or by-laws of such Blocker, or any of such Blocker’s material contracts, or any material judgment, order or decree applicable to such Blocker or any material statute, law, ordinance, rule or regulation applicable to such Blocker, other than any such breaches, defaults, violations or rights that, individually or in the aggregate, would not have a have a material adverse effect on the ability of such Blocker to perform any of its material obligations under this Agreement, and other than any such authorizations, consents, approvals, exemptions or other actions required under the HSR Act or the failure of which to obtain would not, individually or in the aggregate, have a have a material adverse effect on the ability of such Blocker to perform any of its material obligations under this Agreement.

5E. Conduct of Business. Such Blocker is a holding company and other than with respect to the ownership of the Units set forth on Section 5C of the Company Disclosure Letter, does not engage in any business activities and does not own any assets or properties. Except for obligations or liabilities incurred in connection with its incorporation, organization and capitalization, which have been satisfied in full or are reflected as a liability on the Closing Balance Sheet, such Blocker has not incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind.

5F. Legal Proceedings. As of the date hereof, there are (i) no actions, suits, investigations, or proceedings pending or, to the knowledge of such Blocker, threatened against such Blocker before any court or other Governmental Entity, and (b) no judgments, decrees, injunctions or orders of any court or other Governmental Entity outstanding against such Blocker.

5G. Tax Matters. Except as set forth on Section 5G of the Company Disclosure Letter, (i) such Blocker has timely filed all Tax Returns that it is required to file (except those under valid extensions); (ii) all Taxes with respect to such Blocker have been paid (except those that are not yet payable or are being contested in good faith); (iii) no deficiency or proposed adjustment which has not been paid or resolved for any amount of Tax has been asserted or assessed by any Taxing authority in writing against such Blocker; (iv) such Blocker has not consented to extend the time in which any Tax may be assessed or collected by any Taxing authority (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); (v) as of the date hereof, there are no ongoing or pending Tax audits by any Taxing authority against such Blocker; (vi) all Taxes such Blocker has been required to deduct or withhold in connection with amounts paid or owing to any employee, director, independent contractor, creditor, stockholder or other third party, have been properly deducted or withheld and have been paid to the appropriate Taxing authority; (vii) such Blocker has never been a member of an affiliated group filing a consolidated federal income Tax Return, nor has any liability for the Taxes of any Person as a transferee or successor; (viii) there are no Tax sharing, Tax indemnification or similar Tax arrangements with respect to or involving such Blocker (other than (a) any customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business, (b) property Taxes payable with respect to properties leased, and (c) other agreements for which Taxes is not the principal subject matter); and (ix) such Blocker has not been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and the applicable Treasury regulations. Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 5G are the sole and exclusive representations and warranties of each Blocker with respect to Tax matters, including laws applicable to Taxes.

5H. Employees. Such Blocker has no employees.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Buyer to enter into this Agreement, the Company hereby represents and warrants, except as set forth in the Company Disclosure Letter:

6A. Organization and Power. The Company is a limited liability company validly existing and in good standing under the laws of the State of Delaware and is qualified to do business as a foreign limited liability company and is in good standing in each jurisdiction in which the failure to so exist, be in good standing or qualify would have a Company Material Adverse Effect. The Company has all requisite limited liability company power and authority necessary to own and operate its properties and to carry on its businesses as now conducted, except where the failure to have such power and authority would not have a Company Material Adverse Effect. The Company has all requisite limited liability company power and authority necessary to enter into this Agreement, the Escrow Agreements and the other agreements, documents and instruments contemplated hereby to be executed and delivered by the Company at Closing and to consummate the transactions contemplated hereby and thereby. The copies of the Company’s certificate of formation and limited liability company agreement which have been made available to Buyer reflect all amendments made thereto at any time prior to the date of this Agreement.

6B. Capitalization. Section 6B of the Company Disclosure Letter sets forth the issued and outstanding Units as of the date hereof and the Company shall update Section 6B of the Company Disclosure Letter immediately prior to the Closing to reflect the Blocker Pre-Closing Distribution. All of the outstanding Units have been duly authorized and are validly issued. Except as set forth on Section 6B of the Company Disclosure Letter, there are no rights, subscriptions, warrants, or options to purchase or otherwise acquire any Units or other equity interests of the Company or securities or obligations of any kind convertible into or exchangeable for any Units or other equity interests of the Company.

6C. Subsidiaries. Except as set forth on Section 6C of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns or holds any (or the right to acquire any) stock, partnership interest or joint venture interest or other equity ownership interest in any other corporation, organization or entity. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has all requisite corporate, or other legal entity, as the case may be, power and authority necessary to own its properties and to carry on its businesses as now conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except in each such case where the failure to hold such authorizations, licenses and permits or to be so qualified would not have a Company Material Adverse Effect.

6D. Authorization; No Breach.

(i) All limited liability company acts and other limited liability company proceedings required to be taken by the Company to authorize the execution, delivery and performance of this Agreement, the Escrow Agreements and the other agreements, documents and instruments contemplated hereby to be executed and delivered by the Company at Closing and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement has been duly executed and delivered by the Company, and each of the Escrow Agreements and the other agreements, documents and instruments contemplated hereby to be executed and delivered by the Company at Closing, when so executed and delivered, shall have been duly executed and delivered by the Company, and this Agreement constitutes, and each of the Escrow Agreements and the other agreements, documents and instruments contemplated hereby to be executed and delivered by the Company at Closing, when so executed and delivered shall constitute, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by the application of bankruptcy, moratorium and other laws affecting creditors’ rights generally and as such enforcement may be limited by the availability of specific performance and the application of equitable principles.

(ii) Except as set forth on Section 6D(ii) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement does not and the consummation by the Company of the transactions contemplated hereby does not (A) result in a breach of any of the provisions of, (B) constitute a default under, (C) result in a violation of, (D) give any third party the right to terminate or to accelerate any obligation under, or (E) require any authorization, consent, approval, exemption or other action by or notice to any court or other governmental body, under any provision of the certificate of formation or limited liability company agreement of the Company, or any of the Company Material Contracts, or any material judgment, order or decree applicable to the Company or any material statute, law, ordinance, rule or regulation applicable to the Company, or any material Entity License or material Environmental Permit or other material license, permit or authorization required by any Governmental Entity, other than any such breaches, defaults, violations or rights that, individually or in the aggregate, would not have a Company Material Adverse Effect, and other than any such authorizations, consents, approvals, exemptions or other actions required under the HSR Act or the failure of which to obtain would not have a Company Material Adverse Effect.

6E. Financial Statements; Undisclosed Liabilities.

(i) Section 6E(i) of the Company Disclosure Letter sets forth the following financial statements: (a) the audited consolidated balance sheet of Holdings as of each of December 31, 2010 and December 31, 2011 and the related audited consolidated statements of operations and cash flows for the fiscal years then ended and (b) the unaudited balance sheet of the Company and its Subsidiaries as of September 30, 2012 (the “Latest Balance Sheet”) and the related unaudited statements of operations and cash flows of the Company and its Subsidiaries for the nine-month period then ended. Except as set forth on Section 6E(i) of the Company Disclosure Letter, the foregoing financial statements present fairly, in all material respects, the financial position of Holdings, the Company and its Subsidiaries, as the case may be, as of the dates referred to for such financial statements, and the results of their or its operations for the periods referred to therein, in conformity with GAAP in all material respects (except as may be indicated in the notes thereto and subject, in the case of the unaudited financial statements, to the lack of footnote disclosure and changes resulting from year-end adjustments, which shall not, individually or in the aggregate, be material). Holdings is a holding company and other than with respect to the ownership of certain Units, does not directly engage in any business activities and does not own any assets or properties.

(ii) Except as set forth on Section 6E(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liabilities or obligations whatsoever (whether matured or unmatured, known or unknown, fixed or contingent or otherwise) of the type required to be reflected on or reserved against in, or to be disclosed in the notes to, a consolidated balance sheet prepared in accordance with GAAP (collectively, “Liabilities”), except (a) Liabilities reflected on or reserved against in the Latest Balance Sheet or disclosed in the notes thereto, (b) Liabilities that have arisen since the date of the Latest Audited Balance Sheet in the ordinary course of business and are reflected on the Closing Balance Sheet and (c) Liabilities arising after the date of this Agreement in connection with the transactions contemplated by this Agreement that will be reflected on the Closing Balance Sheet.

6F. Absence of Certain Developments. Since August 31, 2012, there has been no Company Material Adverse Effect. Except as set forth on Section 6F of the Company Disclosure Letter or as otherwise contemplated by this Agreement, since August 31, 2012, neither the Company nor any of its Subsidiaries has:

(i) issued or sold any of its Units or other equity securities, securities convertible into its Units or other equity securities, or warrants, options or other rights to purchase its Units or other equity securities;

(ii) subjected any material portion of its properties or assets to any material Lien, except for Permitted Encumbrances;

(iii) sold, assigned or transferred any material portion of its tangible assets, except for sales in the ordinary course of business consistent with past practice of immaterial assets with an aggregate sales value of less than $100,000;

(iv) sold, assigned or transferred any patents, trademarks, trade names, copyrights, trade secrets or other intangible assets;

(v) terminated or modified any Material Contract, permitted any renewal notice period or option period to lapse with respect to any Material Contract or received any written notice of termination of any Material Contract, except for terminations of Material Contracts upon their expiration during such period in accordance with their terms;

(vi) cancelled, waived, compromised or released any debts, rights, claims or benefits under a Material Contract, other than in the ordinary course of business consistent with past practice;

(vii) entered into any Company Material Contract (including any borrowing, capital expenditure, or becoming liable in respect of any Indebtedness or guarantee), except in the ordinary course of business consistent with past practice with an aggregate value of less than $100,000;

(viii) made or granted any material bonus or any material compensation or salary increase to any former or current employee or group of former or current employees (except in the ordinary course of business consistent with past practice and in any case not in an aggregate amount in excess of $100,000), or made or granted any material increase in any employee benefit plan or arrangement, or amended in any material respect or terminated any existing employee benefit plan or arrangement or severance agreement or employment contract or adopted any new employee benefit plan or arrangement or severance agreement or employment contract (except in the ordinary course of business consistent with past practice);

(ix) made any loans or advances to, or guarantees for the benefit of, any Persons (except to employees in the ordinary course of business); or

(x) suffered any material damage, destruction or other casualty loss with respect to material property owned by the Company or its Subsidiaries that is not covered by insurance.

6G. Real and Personal Property.

(i) Section 6G(i) of the Company Disclosure Letter sets forth the address of each parcel of Owned Real Property. The Owned Real Property and the Leased Real Property constitutes all of the real property used or necessary for the operations of the Company and its Subsidiaries as currently conducted. With respect to each parcel of Owned Real Property, and except for matters that would not have a Company Material Adverse Effect:

(A) The Company or one of its Subsidiaries has good and marketable fee simple title, free and clear of all Liens, except Permitted Encumbrances;

(B) except as set forth in Section 6G(i)(B) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and

(C) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(D) to the Knowledge of the Company, no material physical or mechanical defects exist in any building or improvements, including any hospital, located on any Owned Real Property;

(E) except as set forth in Section 6G(i)(E) of the Company Disclosure Letter, all agreements or contracts made by the Company or the Subsidiaries for any improvements to the Real Property have been fully paid and there are no mechanic’s or materialman’s liens arising from any labor or material furnished to such Owned Real Property;

(F) except as set forth in Section 6G(i)(F) of the Company Disclosure Letter, no part of the Owned Real Property is currently subject to condemnation proceedings, and, to the Knowledge of the Company, no condemnation or taking is threatened or contemplated;

(G) no public improvements exist that may result in special assessments against or otherwise affect the Owned Real Property;

(H) no Owned Real Property is in violation in any material respect of any zoning, public health, building code or other similar Laws applicable to such property or to the ownership, occupancy and/or operation thereof, nor does there exist any waiver, variance, special permit, special exception or other exemption relating to any Owned Real Property with respect to any non-conforming use or other zoning or building code matters; and

(I) except as disclosed on any surveys made available by the Company to Buyer prior to the date of this Agreement, to the Knowledge of the Company, no portion of the Owned Real Property is presently included within any Federal Emergency Management Agency (“FEMA”) flood zone other than zone B, C or X.

(ii) Section 6G(ii) of the Company Disclosure Letter sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each such parcel of Leased Real Property. Each of the Leases is in full force and effect, and a complete copy of each of the Leases (including any amendments thereto) has been provided to Buyer. Neither the Company nor any of its Subsidiaries has received written notice of any material default under any of the Leases which has not been cured or waived. Except (a) as set forth on Section 6G(ii) of the Company Disclosure Letter, and (b) as may arise from consummation of the transactions contemplated hereby, no event has occurred where any applicable cure period has expired, which would allow the other party thereto to terminate or accelerate performance under or otherwise modify (including upon the giving of notice or the passage of time) any of such Leases. Except as set forth in Section 6G(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has subleased or otherwise granted to any Person the right to use or occupy such Leased Real Property or any portion thereof.

(iii) Except (a) as set forth on Section 6G(iii) of the Company Disclosure Letter attached hereto, (b) as set forth on the Latest Balance Sheet and (c) for Permitted Encumbrances, the Company or one of its Subsidiaries owns, free and clear of all Liens, or has a contract, license or lease to use, all of the personal property and assets shown on the Latest Balance Sheet, acquired thereafter or located on its respective premises (collectively, the “Assets”). The Assets constitute all of the assets necessary to conduct the Business as currently conducted by the Company and its Subsidiaries. To the Knowledge of the Company, all of the tangible Assets are in good working order and operating condition (subject to reasonable wear and tear). Neither the Company nor any of its Subsidiaries hold any Assets on consignment nor are any Assets held at any location other than at the addresses set forth on Sections 6G(i) and 6G(ii) of the Company Disclosure Letter.

6H. Tax Matters. Except as set forth on Section 6H of the Company Disclosure Letter, (i) the Company and its Subsidiaries have timely filed all Tax Returns that it is required to file (except those under valid extensions); (ii) all Taxes have been paid by the Company and its Subsidiaries (except those that are not yet payable or are being contested in good faith); (iii) no deficiency or proposed adjustment which has not been paid or resolved for any amount of Tax has been asserted or assessed by any Taxing authority in writing against the Company or any of its Subsidiaries; (iv) the Company and its Subsidiaries have not consented to extend the time in which any Tax may be assessed or collected by any Taxing authority (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); (v) as of the date hereof, there are no ongoing or pending Tax audits by any Taxing authority against the Company or any of its Subsidiaries; (vi) all Taxes the Company and its Subsidiaries have been required to deduct or withhold in connection with amounts paid or owing to any employee, director, independent contractor, creditor, stockholder or other third party, have been properly deducted or withheld and have been paid to the appropriate Taxing authority; (vii) the Company and its Subsidiaries have not been a member of an affiliated group filing a consolidated federal income Tax Return and have no liability for the Taxes of any Person as a transferee or successor; (viii) there are no Tax sharing, Tax indemnification or similar Tax arrangements with respect to or involving the Company and its Subsidiaries (other than (a) any customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business, (b) property Taxes payable with respect to properties leased, and (c) other agreements for which Taxes is not the principal subject matter); and (ix) the Company and its Subsidiaries have not been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and the applicable Treasury regulations. Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 6H are the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to Tax matters, including laws applicable to Taxes.

6I. Company Material Contracts. Section 6I of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each of the following types of written contracts to which the Company or any of its Subsidiaries is a party (collectively, the “Company Material Contracts”):

(i) any employment agreement with any employee of the Company or one of its Subsidiaries that provides for more than 60-days severance;

(ii) any employee collective bargaining agreement;

(iii) any agreement or contract (including but not limited to any leases or licenses) to which a Physician is a party, whether or not such agreement or contract relates to medical services;

(iv) any Provider Agreements or any agreement or contract with any insurance company, prepaid health plan, health maintenance organization, preferred provider organization, independent practice association, private or public healthcare program, or any other entity to provide services to enrollees, beneficiaries or patients, other than single case agreements;

(v) any agreement containing a covenant not to compete granted by the Company or any of its Subsidiaries in favor of a third party;

(vi) any Leases or any other lease or similar agreement under which (a) the Company or its Subsidiaries is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third party or (b) the Company or its Subsidiaries is a lessor or sublessor of, or makes available for use by any third party, any tangible personal property owned or leased by the Company or its Subsidiaries, in any case which has future required scheduled payments in excess of $50,000 per annum and is not terminable by it upon notice of 60 calendar days or less for a cost of less than $50,000;

(vii) any agreement or contract under which the Company or its Subsidiaries has borrowed any money or issued any note, indenture or other evidence of funded indebtedness or guaranteed indebtedness or liabilities of others (other than endorsements for the purpose of collection, or purchases of equipment or materials made under conditional sales contracts, in each case in the ordinary course of business), in each case having an outstanding principal amount in excess of $50,000;

(viii) any agreement or contract that has any “most favored nation” or similar preferential treatment clause; or

(ix) any other agreement, contract, lease, license or instrument, in each case not included in clauses (i) through (ix) above or set forth on any of the other sections of the Company Disclosure Letter, to which the Company or its Subsidiaries is a party and which has future required scheduled payments to or by the Company or its Subsidiaries in excess of $100,000 per annum and is not terminable by it upon notice of 60 calendar days or less for a cost of less than $100,000 (other than warranty obligations in the ordinary course of business).

The Company or one of its Subsidiaries has delivered to, or made available for inspection by, Buyer a copy of each Company Material Contract. Except as disclosed on Section 6I of the Company Disclosure Letter, the Company or one of its Subsidiaries has performed all material obligations required to be performed by it to date under the Company Material Contracts and is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, except for failures to perform or any such breach or default that would not be material to the Company and its Subsidiaries, taken as a whole. Each of the Company Material Contracts is a legal binding obligation enforceable against the Company or its Subsidiary that is a party to such Company Material Contract, as applicable, and to the Knowledge of the Company, the counter-party to such Company Material Contract.

6J. Intellectual Property. Except as set forth on Section 6J of the Company Disclosure Letter, the Company and its Subsidiaries own and possess good title, to all Company Intellectual Property or possess a license or right to use all other Intellectual Property material to the conduct of the business as currently conducted. No claims are pending in writing or, to the knowledge of the Company, threatened against the Company or its Subsidiaries as of the date of this Agreement with respect to the ownership, use or validity of any Company Intellectual Property, other than claims which if determined adversely to the Company or one of its Subsidiaries would not result in a Company Material Adverse Effect. Except as set forth on Section 6J of the Company Disclosure Letter, the Company and its Subsidiaries are not interfering with, infringing upon, misappropriating or otherwise coming into conflict with any Intellectual Property Rights of any other Person and the Company and its Subsidiaries have not been sued as a defendant in any claim, suit, action, or proceeding which involves a claim of infringement of any Intellectual Property Rights of any third party and which has not been finally terminated prior to the date hereof, other than suits or charges which if determined adversely to the Company or its Subsidiaries would not be material to the Company or its Subsidiaries, as applicable. To the Knowledge of the Company, no third party is infringing upon or misappropriating any Company Intellectual Property.

6K. Legal Proceedings. Except as set forth on Section 6K of the Company Disclosure Letter, there are no actions, suits, proceedings or orders pending or, to the Company’s knowledge, threatened against the Company or its Subsidiaries at law or in equity, or before or by any Governmental Entity. Except as set forth on Section 6K of the Company Disclosure Letter, all such actions, suits, proceedings or orders set forth on Section 6K of the Company Disclosure Letter (x) have been, or shall be, reserved for by the Company in the Latest Balance Sheet and (y) are covered by insurance policies maintained by the Company or its Subsidiaries. The Company has provided Buyer with a complete list of all actions, suits, proceedings or orders (other than workers’ compensation matters) that were pending against the Company or its Subsidiaries at law or in equity, or before or by any Governmental Entity at any time since January 1, 2009.

6L. Brokerage. Except for fees and expenses payable to Moelis & Company, there are no claims for brokerage commissions, finders fees, or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company or any of its Subsidiaries, and following the Closing, neither the Company nor any of its Subsidiaries shall be liable for any brokerage commissions, finders’ fees, or similar compensation owed in connection with the transactions contemplated by this Agreement. Other than as reflected on the Closing Balance Sheet or as incurred at the specific direction of Buyer, neither the Company nor any of its Subsidiaries will be liable following the Closing for any Net Indebtedness.

6M. Employee Benefit Plans.

(i) Section 6M(i) of the Company Disclosure Letter sets forth a list of each Employee Benefit Plan. Each Employee Benefit Plan has been maintained, funded and administered in all material respects in accordance with its terms and complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code and other applicable laws. Other than routine claims for benefits, there is no claim or lawsuit pending or, to the knowledge of the Company, threatened against or arising out of an Employee Benefit Plan, except for claims or lawsuits that would not be material to the Company or its Subsidiaries, which are listed on Schedule 6M(i).

(ii) Each Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, and, to the Company’s Knowledge, no event has occurred which would reasonably be expected to cause such Employee Benefit Plan to become disqualified. To the Knowledge of the Company, there have been no prohibited transactions, breaches of fiduciary duty or other breaches or violations of any law applicable to the Employee Benefit Plans and related funding arrangements that would reasonably be expected to subject the Company, its Subsidiaries or Buyer to any material liability. Except as set forth on Section 6M(ii) of the Company Disclosure Letter, no Employment Benefit Plan is subject to any pending audit, inquiry or investigation by or before any Governmental Entity.

(iii) None of the Sellers, the Company nor any of its Subsidiaries contributes to, has any obligation to contribute to or has any liability with respect to, any Title IV Plan or any Multiemployer Plan. No Employee Benefit Plans provide for, and no written or oral agreements have been entered into with any employee or former employee of the Company or its Subsidiaries promising or guaranteeing, the continuation of medical, dental, vision, life or disability insurance coverage for any period of time beyond the termination of employment (except to the extent of coverage required under Section 4980B of the Code or Title I, Part 6, of ERISA or other similar laws).

(iv) Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 6M are the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to employee benefit matters, including laws applicable to employee benefits. Except as set forth on Section 6M(iv) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not accelerate the time of vesting or payment, or increase the amount, of compensation to any employee, officer, former employee or former officer of the Company or its Subsidiaries. No Benefit Plans or other contracts or arrangements (other than any arrangements entered into at the direction of Buyer) provide for payments that would be triggered by the consummation of the transactions contemplated by this Agreement that would subject any person to excise tax under Section 4999 of the Code and, neither the Company or its Subsidiaries have made any payments, are obligated to make any payments or are a party to any agreement (other than any agreements or arrangements entered into at the direction of Buyer) that under any circumstances could obligate it to make any payments that will not be deductible under Section 280G of the Code.

6N. Insurance. To the knowledge of the Company, all of the insurance policies of the Company and its Subsidiaries are in full force and effect, copies of such policies have been previously made available to Buyer and neither the Company nor its Subsidiaries is in default in any material respect regarding their obligations under any of such insurance policies. Section 6N of the Company Disclosure Letter contains a description of each claim in excess of $25,000 made by the Company or its Subsidiaries under any policy of insurance since January 1, 2010. There is no claim by the Company or its Subsidiaries pending under any such insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, and the Company has no Knowledge of any basis for denial of any claim under any such policy.

6O. Compliance with Applicable Laws. Except as set forth on Section 6O of the Company Disclosure Letter, the Company and its Subsidiaries are and have been since January 1, 2009, in compliance with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity applicable to the Company or its Subsidiaries, except to the extent any instances of non-compliance would not result in a Company Material Adverse Effect. Except as set forth on Section 6O of the Company Disclosure Letter, since January 1, 2009, neither the Company nor any of its Subsidiaries has received any written communication from a Governmental Entity that alleges that the Company or its Subsidiaries is not in compliance with any material federal, state, foreign or local laws, rules and regulations, except to the extent any instances of non-compliance would not be material to the Company or any of its Subsidiaries, as applicable.

6P. Environmental. Except as set forth on Section 6P of the Company Disclosure Letter, (i) the Company and its Subsidiaries are and have been since January 1, 2010, in compliance with all Environmental Laws, except to the extent any instances of noncompliance would not result in a Company Material Adverse Effect;

(ii) the Company and its Subsidiaries maintain and are in compliance with all permits, licenses and other authorizations that are required pursuant to Environmental Laws for the occupation of their facilities and the operation of their business as conducted as of the date hereof (“Environmental Permits”), except to the extent any failure to maintain such Environmental Permits or instances of noncompliance with such Environmental Permits would not result in a Company Material Adverse Effect; (iii) the Company and its Subsidiaries have not received any written notice regarding any actual or alleged material violation of Environmental Laws, or any material liabilities or potential material liabilities arising under Environmental, Laws; and (iv) the Company and its Subsidiaries have provided to Buyer copies of all environmental assessments relating to the Company and its Subsidiaries to the extent the forgoing are in the possession of the Company or its Subsidiaries and that were prepared since July 10, 2007. For purposes of this Agreement, “Environmental Laws” shall mean all federal, state, and local statutes, regulations, and ordinances having the force or effect of law, and all judicial and administrative orders and determinations, concerning pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, or polychlorinated biphenyls, that were enacted prior to the date hereof and as they are in effect on the date hereof. Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 6P are the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to environmental matters, including matters arising under or relating to Environmental Laws.

6Q. Employees. Except as set forth in Section 6Q of the Company Disclosure Letter, since January 1, 2009 there have been no labor strikes, slowdowns, work stoppages, lockouts, labor organization drives or similar disputes against the Company or its Subsidiaries, and, as of the date hereof, there are no such labor strikes, slowdowns, work stoppages, lockouts, labor organization drives or similar disputes pending or, to the Company’s knowledge, threatened against the Company or its Subsidiaries. The Company and its Subsidiaries have properly classified, including for purposes of participation under all Employee Benefit Plans maintained by the Company and its Subsidiaries, individuals providing services to the Company or its Subsidiaries as independent contractors or employees, as the case may be. The Company and its Subsidiaries has paid or accrued for all compensation owed to its respective employees with respect to and has accounted for all overtime wages and has in all material respects complied with all wage and hour and workers’ compensation laws and fair labor standards.

6R. Health Care Regulatory Compliance.

(i) The Company and its Subsidiaries are conducting and, since January 1, 2009, have conducted their business and operations in material compliance with, and neither the Company nor any of its Subsidiaries has engaged in any activities that have constituted a violation of, any applicable Health Care Law except to the extent any instances of non-compliance would not result in a Company Material Adverse Effect. Since January 1, 2009:

(A) none of the Company or its Subsidiaries has received any written notice or communication from any Governmental Entity alleging noncompliance in any material respect with any Health Care Law;

(B) there is no past or pending criminal, material civil or material administrative action, suit, demand, complaint, hearing, investigation, notice, demand letter, warning letter, proceeding or request for information related to noncompliance with, or otherwise involving, any Health Care Laws against the Company or its Subsidiaries;

(C) no Governmental Entity and no private, commercial or governmental payer, commission, board or agency has given the Company or its Subsidiaries any written notice that it intends to conduct any investigation, inspection, audit, validation or program integrity review or any other type of review of the Company’s or its Subsidiaries’ conduct or compliance with any applicable Health Care Law, except such reviews as are conducted in the ordinary course of business. Since January 1, 2009, neither the Company nor any its Subsidiaries has been the subject of any investigation, inspection, audit, or other review by or on behalf of any Governmental Entity or payer involving allegations of any material violation of any Health Care Law, with respect to or in connection with the Company’s and its Subsidiaries’ operations or business relations.

(D) the Company and each of its Subsidiaries has maintained, in all material respects, records required to be maintained by it under applicable Health Care Laws;

(E) neither the Company nor any of its Subsidiaries, nor any of their respective owners, officers or, to the Knowledge of the Company, employees or agents has now, or, since January 1, 2009: (A) been debarred, disqualified, suspended or otherwise excluded from participation in the Medicare, Medicaid, or any other federal or state healthcare program; (B) been assessed a civil monetary penalty under Section 1128A of the Social Security Act or any regulations promulgated thereunder; (C) been party to a corporate integrity agreement with the United States Department of Health and Human Services Office of the Inspector General (“OIG”) or a similar agreement with any other Governmental Entity; (D) been convicted of any felony or criminal offense relating to the delivery of any health care item or service; or (E) been excluded, suspended or debarred from participation, or is otherwise ineligible to participate, in any Governmental Program.

(ii) For purposes of this Agreement, “Entity Licenses” means, collectively, all permits, licenses, registrations, authorizations, bonds, accreditations, qualifications, provider numbers (including, without limitation, National Provider Identifier numbers) and provider agreements under the Medicare and Medicaid Programs, rights, privileges, consents, franchises, certificates, variances, approvals and other authorizations of any Governmental Entity or other similar rights, each as required and which are material for the conduct of the Business. The Company and each of its Subsidiaries is currently in material compliance with all such Entity Licenses. All such Entity Licenses are in full force and effect, and neither the Company nor any of its Subsidiaries has received any written notice to the contrary, nor is it a party to or subject to any proceeding seeking to revoke, suspend or otherwise limit any such Entity License.

(iii) The Company and each of its Subsidiaries (i) is certified for participation and reimbursement under Titles XVIII and XIX of the Social Security Act (the “Medicare and Medicaid Programs”), and the TRICARE Program (the Medicare and Medicaid Programs, the TRICARE Program, and such other similar federal, state or local reimbursement or governmental programs for which the Company and its Subsidiaries’ are eligible (including “Federal health care programs” as defined in 42 U.S.C. § 1320a 7b(f)) are referred to collectively as the “Governmental Programs”); (ii) currently participates in the Governmental Programs pursuant to provider agreements (the “Provider Agreements”), and in private, non-governmental programs (including any private insurance program) under which the Company or one of its Subsidiaries directly or indirectly is presently receiving payments (such private, non-governmental programs are referred to collectively as “Private Programs”); and (iii) since January 1, 2009 has not been notified in writing that it has any liability under any of the Governmental Programs or Private Programs for any refund, overpayment, discount or adjustment, except for liabilities incurred in the ordinary course of business consistent with generally prevailing industry practice.

(iv) The Company and each of its Subsidiaries requires each employee of the Company or one of its Subsidiaries who is required by any Legal Requirement to have a license or certification in order to perform services on behalf of the Company or its Subsidiaries (“Healthcare Professionals”) to be, and, to the Knowledge of the Company, each Healthcare Professional is, duly licensed in each state in which the Healthcare Professional practices and the Company and its Subsidiaries verify, re-verify at appropriate intervals and maintains record of the same; neither the Company nor any of its Subsidiaries has received written notice that any Healthcare Professional is under investigation by, or is not in good standing with, any Governmental Entity including, but not limited to, a medical board. Each Healthcare Professional has been granted and continues to hold the requisite staff privileges at each Company facility at which such Healthcare Professional performs services on behalf of the Company or one of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice that the staff privileges of any Healthcare Professional have been or may be revoked, suspended or terminated.

(v) Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 6R are the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to health care matters, including matters arising under or relating to Health Care Laws.

6S. Related Party Transactions. Except as set forth on Section 6S of the Company Disclosure Letter, no Seller or employee, officer, director or Affiliate of the Company, Blocker or Seller, nor any individual, related by blood, marriage or adoption to any such individual, and no entity in which any such Person or individual owns any beneficial interest is a party to any agreement or contract, commitment or transaction with the Company or its Subsidiaries, or has any interest in any of the Assets.

6T. Deposit Accounts; Powers of Attorney. Section 6T(i) of the Company Disclosure Letter sets forth the name of each bank in which the Company or any of its Subsidiaries has an account, lock box or safe deposit box, the number of each such account, lock box and safe deposit box, and the names of all Persons authorized to draw thereon or have access thereto. Except as set forth on Section 6T(ii) of the Company Disclosure Letter, no Person holds any power of attorney from the Company or any of its Subsidiaries.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to the Sellers and the Company to enter into this Agreement, Buyer hereby represents and warrants as of the date of this Agreement that:

7A. Organization and Corporate Power. Buyer is a limited liability company validly existing and in good standing under the laws of the State of Delaware and is qualified to do business as a foreign limited liability company and is in good standing in each jurisdiction in which the failure to so be in good standing or qualify would have a Buyer Material Adverse Effect. Buyer has all requisite limited liability company power and authority necessary to own and operate its properties and to carry on its business as now conducted and to enter into this

Agreement and the Escrow Agreements and to consummate the transactions contemplated hereby and thereby. The copies of the certificate of formation and limited liability company agreement of Buyer which have been made available to the Representative reflect all amendments made thereto at any time prior to the date of this Agreement.

7B. Authorization; No Breach.

(i) All limited liability company acts and other limited liability company proceedings required to be taken by Buyer to authorize the execution, delivery and performance of this Agreement, the Escrow Agreements and the other agreements, documents and instruments contemplated hereby to be executed and delivered by Buyer at Closing and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement has been duly executed and delivered by Buyer, and each of the Escrow Agreements and the other agreements, documents and instruments contemplated hereby to be executed and delivered by Buyer at Closing, when so executed and delivered, shall have been duly executed and delivered by Buyer, and this Agreement constitutes, and each of the Escrow Agreements and the other agreements, documents and instruments contemplated hereby to be executed and delivered by Buyer at Closing, when so executed and delivered shall constitute, a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforcement may be limited by the application of bankruptcy, moratorium and other laws affecting creditors’ rights generally and as such enforcement may be limited by the availability of specific performance and the application of equitable principles.

(ii) The execution and delivery by Buyer of this Agreement does not, and the consummation by Buyer of the transactions contemplated hereby does not and will not (A) result in a breach of any of the provisions of, (B) constitute a default under, (C) result in a violation of, (D) give any third party the right to terminate or to accelerate any obligation under, or (E) require any authorization, consent, approval, exemption or other action by or notice to any court or other governmental body, under any provision of the certificate of formation or other organizational or governing documents of Buyer, or any indenture, mortgage, loan agreement or material lease or any other material agreement or instrument to which Buyer is a party or by which Buyer or its assets are bound, or any material judgment, order or decree applicable to Buyer or its assets or any statute, law, ordinance, rule or regulation applicable to Buyer or its assets, other than any such authorizations, consents, approvals, exemptions or other actions required under the HSR Act.

7C. Legal Proceedings. There are no material actions, suits, proceedings or orders pending or, to Buyer’s knowledge, threatened against Buyer at law or in equity, or before or by any Governmental Entity.

7D. Investigation. Buyer acknowledges that it is relying on its own investigation and analysis in entering into the transactions contemplated hereby. Buyer is knowledgeable about the industries in which the Company operates and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time. Buyer has been afforded full access to the books and records, facilities and personnel of the Company for purposes of conducting a due diligence investigation and has conducted a full due diligence investigation of the Company.

7E. Financing. Buyer shall have at the Closing sufficient cash, available lines of credit or other sources of immediately available funds to make payment of all amounts to be paid by it hereunder on and after the Closing Date.

7F. Brokerage. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any of its Affiliates, other than any agent, broker, investment banker, financial advisor or other firm or Person the fees and expenses of which shall be paid by Buyer.

7G. Solvency. Assuming the accuracy of the representations and warranties set forth in Article 4, Article 5 and Article 6, immediately after giving effect to the transactions contemplated hereby, immediately after giving effect to the transactions contemplated hereby, Buyer and each of its Subsidiaries (including the Company) shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated hereby, Buyer and each of its Subsidiaries (including the Company) shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer and its Subsidiaries (including the Company).

7H. Acquisition for Investment. The Acquired Securities being purchased by Buyer pursuant to this Agreement are being purchased for investment only and not with a view to any public distribution thereof, and Buyer will not offer to sell or otherwise dispose of such securities in violation of any of the registration requirements of the Securities Act, or any comparable state law. Buyer is an “accredited investor” within the meaning of Regulation D promulgated pursuant to the Securities Act.

7I. Plant Closings and Mass Lay-Offs. Buyer does not currently plan or contemplate any plant closings, reductions in force or terminations of employees of the Company that, in the aggregate, would trigger WARN.

7J. Tax Matters. Buyer is disregarded as an entity separate from its owner under Treasury Regulation §301.7701-3, and its single owner is a corporation organized under the laws of Delaware.

ARTICLE 8

TERMINATION

8A. Termination. Anything contained herein to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(i) by the mutual written consent of Buyer and the Representative (on behalf of the Sellers and the Company);

(ii) by Buyer, if there has been a material breach by any of the Sellers, the Blockers or the Company of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and such breach has not been waived by Buyer or, in the case of a covenant breach, cured by the Company within twenty days after written notice thereof from Buyer;

(iii) by the Representative (on behalf of the Sellers, the Blockers and the Company), if there has been a material breach by Buyer of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of the Sellers and the Company at the Closing and such breach has not been waived by the Representative or, in the case of a covenant breach, cured by Buyer within twenty days after written notice thereof by the Representative; provided that the failure to deliver the Estimated Purchase Price as required hereunder shall not be subject to cure hereunder unless otherwise agreed to in writing by the Representative;

(iv) by the Representative (on behalf of the Sellers and the Company) at its sole discretion if any Governmental Entity shall institute any suit or action challenging the validity or legality, or seeking to retrain the consummation of, the transactions contemplated by this Agreement; or

(v) by Buyer or the Representative (on behalf of the Sellers and the Company) if the transactions contemplated hereby have not been consummated prior to or on December 31, 2012; provided, that (a) Buyer shall not be entitled to terminate this Agreement pursuant to this Section 8A(v) if Buyer’s material breach of this Agreement has prevented the consummation of the transactions contemplated hereby and (b) the Representative shall not be entitled to terminate this Agreement pursuant to this Section 8A(v) if any of the Sellers’, the Blockers’ or the Company’s material breach of this Agreement has prevented the consummation of the transactions contemplated hereby.

8B. Effect of Termination. In the event of any termination of this Agreement by Buyer or the Representative as provided in Section 8A, written notice thereof shall forthwith be given to the other party, and this Agreement shall forthwith become void and of no further force or effect (other than this Section 8B, Section 11C, Section 11M and Article 12, which shall survive the termination of this Agreement and shall be enforceable by the parties hereto), and there shall be no liability or obligation on the part of Buyer, the Sellers, Blockers, the Company, or the Representative to any other party hereto, except as set forth in this Section 8B and except for willful breaches of covenants set forth in this Agreement by such party prior to the time of such termination and, in the case of Buyer, any failure to have sufficient immediately available funds for the consummation of the transaction contemplated hereby or any failure to deliver to the Representative the Estimated Purchase Price. Nothing in this Article 8 shall be deemed to impair the right of any party to compel specific performance by another party of its obligations under this Agreement. If the transactions contemplated by this Agreement are terminated as provided herein, (i) Buyer shall return all documents and copies and other materials received from or on behalf of the Company relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Company, and (ii) all such information shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE 9

DEFINITIONS

9A. Definitions. The terms defined in Exhibit A hereto, whenever used herein, shall have the meanings set forth on Exhibit A for all purposes of this Agreement. The definitions on Exhibit A are incorporated into this Agreement as if fully set forth at length herein and all references to a section in such Exhibit A are references to such section of this Agreement.

9B. Usage.

(i) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(ii) Words denoting any gender shall include all genders. Where a word is defined herein, references to the singular shall include references to the plural and vice versa.

(iii) The use of the words “or,” “either” and “any” in this Agreement shall not be exclusive.

(iv) A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(v) All references to “$” and dollars shall be deemed to refer to United States currency unless otherwise specifically provided.

(vi) All references to a day or days shall be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

(vii) All references to “law” or “laws” means any federal, state, local or foreign law (including common law), treaty, statute, code, ordinance, rule, regulation, permit, license, written order or other requirement or guideline of any Governmental Entity in effect as of the date hereof except to the extent a representation or warranty refers to compliance with laws at a time prior to the date hereof, then “laws” shall mean such laws in effect at such time.

(viii) Any reference to any agreement or contract referenced herein or in the Company Disclosure Letter shall be a reference to such agreement or contract, as amended, modified, supplemented or waived.

ARTICLE 10

INDEMNIFICATION

10A. Indemnification by Sellers. From and after the Closing (but subject to the provisions of this Article 10), the Sellers shall, collectively or individually, as applicable, indemnify, hold harmless and defend Buyer and its Affiliates (including the Company and its Subsidiaries following the Closing) (collectively, the “Buyer Indemnified Parties”), from or with respect to, any Losses suffered or incurred by any of the Buyer Indemnified Parties to the extent arising from or based upon:

(i) any inaccuracy in or breach of any representation or warranty of the Sellers, a Blocker or the Company contained in this Agreement;

(ii) any breach of any covenant of the Sellers contained in this Agreement requiring performance following the Closing Date (the “Post-Closing Covenants”), including any covenant of payment set forth in Section 11G(ix), but excluding any covenant set forth on Schedule 10A(vi);

(iii) any breach of any covenant of the Company contained in this Agreement requiring performance prior to the Closing Date (but only to the extent such breach occurred prior to the Closing Date);

(iv) any claims for recoupment, offset, repayment or similar actions seeking to recover any moneys in respect of past payments against the Company of every kind and nature, civil or criminal, arising under the terms of any Governmental Program or any other third-party payor programs or health insurers;

(v) any of the matters set forth on Schedule 10A(v); or

(vi) items (1) and (2) set forth on (and subject to the provisions contained therein) Schedule 10A(vi).

10B. Indemnification by Buyer. From and after the Closing (but subject to the provisions of this Article 10), Buyer shall indemnify the Seller Parties against, and hold harmless the Seller Parties from, any Losses suffered or incurred by any such indemnified party prior to the Limitation Date to the extent directly arising from any breach of any representation or warranty of Buyer contained in this Agreement or any breach of any covenant or agreement of Buyer contained in this Agreement requiring performance by Buyer prior to the Closing or by Buyer or the Company from or after the Closing Date.

10C. Limitations on Indemnification; Exclusive Remedy.

(i) No claims for indemnification by Buyer Indemnified Parties pursuant to Section 10A(i) or 10A(iii) shall be asserted, and no Buyer Indemnified Party shall be entitled to indemnification pursuant to Section 10A(i) or 10A(iii), (A) where the loss relating to such claim, or series of related claims, is less than $5,000, and (B) unless and until the aggregate amount of all Losses indemnifiable thereunder exceeds on a cumulative basis an amount equal to $1,000,000

(the “Deductible”), and then once such Deductible is exceeded, the Buyer may seek indemnification and the Seller Parties shall be liable only to the extent of such excess; provided, however, that such limitations shall not apply to claims for Losses based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any of the Fundamental Representations or the representations and warranties contained in Sections 5G (Tax Matters), 6H (Tax Matters), 6M (Employee Benefit Plans) or 6R (Health Care Regulatory Compliance).

(ii) All claims for indemnification by Buyer Indemnified Parties pursuant to Section 10A(i), 10A(iii), 10A(iv) and 10A(vi) shall be asserted solely and exclusively against the Indemnity Escrow Amount then remaining in the Indemnity Escrow Account pursuant to the terms of the Indemnity Escrow Agreement and the Indemnity Escrow Amount then remaining in the Indemnity Escrow Account shall be the Buyer Indemnified Parties sole and exclusive source of recovery for any amounts owing to any Buyer Indemnified Party pursuant to Sections 10A(i), 10A(iii), 10A(iv) and 10A(vi); provided, however, that such limitations shall not apply to claims for Losses based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any of the Fundamental Representations. Notwithstanding anything herein to the contrary, the maximum aggregate amount that the Buyer Indemnified Parties may seek for indemnification or that otherwise may be required to be indemnified for by any Seller under this Article 10 shall not exceed the net proceeds received by such Seller (inclusive of amounts received by a Seller and such Seller’s Affiliates by virtue of their respective ownership interests in Holdings) pursuant to this Agreement.

(iii) Notwithstanding anything in this Agreement to the contrary, the Buyer Indemnified Parties may recover from the Indemnity Escrow Account the full amount of any Losses such Buyer Indemnified Party is entitled to be indemnified for under this Agreement, whether such Losses arise from or are based upon a breach of or inaccuracy in any of the representations and warranties of a Seller, a Blocker or the Company. In the event any Buyer Indemnified Parties incur any indemnifiable Losses arising from or based upon (1) a breach of or inaccuracy in any of the Fundamental Representations, (2) a breach of a Post-Closing Covenant or (3) any of the Identified Matters, such Buyer Indemnified Parties shall have the right to recover all or any portion of such Losses from (x) the Indemnity Escrow Account or (y) any one or more Sellers on a joint and several basis subject to the last sentence of Section 10C(ii), and in the event that such Buyer Indemnified Party obtains recovery from the Indemnity Escrow Account pursuant to Section 10C(iii)(x) the Sellers hereby agree to pay, jointly and severally, to the Escrow Agent the amount of such Losses so recovered from the Indemnity Escrow Account for re-deposit into the Indemnity Escrow Account to be held in accordance with the Indemnity Escrow Agreement (each, a “Replenishment Obligation”); provided that, if a Seller breaches (each, a “Breaching Seller”) a Fundamental Representation or a Post-Closing Covenant, in each case, that is particular to such Seller (each a “Specific Seller Breach”), and a Buyer Indemnified Party obtains recovery for such Specific Seller Breach from the Indemnity Escrow Account, then such Breaching Seller shall only be responsible for such Replenishment Obligation.

(iv) Each party acknowledges and agrees that, from and after the Closing (except for disputes under Section 1D, which disputes will be resolved in accordance with the dispute mechanism set forth in Section 1D), its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and the Company Disclosure Letter and the transactions contemplated hereby and thereby shall be pursuant to the indemnification provisions set forth in this Article 10. Notwithstanding anything herein to the contrary, the liability of any party under this Agreement shall be in addition to, and not exclusive of, any other liability that such party may have at law or equity for fraud and none of the provisions set forth in this Agreement shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or equity based on any other party’s fraud, nor shall any such provisions limit, or be deemed to limit (A) the amounts of recovery sought or awarded in any such claim for fraud, (B) the time period during which such a claim for fraud may be brought (subject to any applicable statute of limitations), or (C) the recourse which any such party may seek against another party with respect to such a claim for fraud; provided that nothing in this Section shall allow any party to recover more than once for the same Loss(es). Any claim for fraud for which a party suffering Losses arising therefrom shall be brought outside this Agreement and not under this Agreement.

(v) If at any time or from time to time a Seller is obligated to (i) make any payments to the Buyer Indemnified Parties under or otherwise with respect to the indemnification provisions contained in this Agreement (including any Replenishment Obligation) or (ii) incur any expenses (including reasonable attorney fees) in handling, defending, settling, satisfying, paying, performing or processing any payments or claims in connection with or arising out of the indemnification provisions contained in this Agreement or otherwise (such Seller, an “Indemnifying Seller” and each of clauses (i) and (ii), a “Funding Obligation”), in each case, other than in connection with an Indemnifying Seller’s Specific Seller Breach, then each Seller that is not the Indemnifying Seller (the “Contributing Sellers”) hereby agrees to promptly reimburse the Indemnifying Seller for his or its Contributing Seller Pro Rata Portion of the Funding Obligations satisfied by the Indemnifying Seller by delivery of check or wire transfer of immediately available funds to the account or accounts designated by the Indemnifying Seller. A Contributing Seller’s “Contributing Seller Pro Rata Portion” means the percentage set forth opposite such Contributing Seller’s name in Section 10C of the Company Disclosure Letter. After the Indemnifying Seller determines to seek reimbursement in respect of a Funding Obligation, the Indemnifying Seller shall provide each Contributing Seller a written notice (a “Funding Notice”) of the Funding Obligation, setting forth the aggregate amount of such Funding Obligation, such Contributing Seller’s required reimbursement obligation and the manner in which such reimbursement obligation is to be fulfilled. Each Contributing Seller shall fund its required reimbursement obligation as set forth in the Funding Notice on the date designated therein by check or wire transfer of immediately available funds to the account number(s) set forth in the Funding Notice. The failure of the Indemnifying Seller to deliver a Funding Notice pursuant to this Section 10C(v) shall not limit the rights or obligations of the indemnifying Seller or the other Contributing Sellers under this Agreement.

10D. Termination of Indemnification. The obligations to indemnify and hold harmless a party hereto in respect of a breach of representation or warranty or covenant shall terminate when the applicable representation or warranty or covenant terminates pursuant to Section 11A; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, prior to the Limitation Date, previously made a claim by delivering a written notice (stating in reasonable detail the nature of, and factual and legal basis for, any such claim for indemnification, and the provisions of this Agreement upon which such claim for indemnification is made) to the Indemnifying Party in accordance with this Agreement.

10E. Procedures Relating to Indemnification.

(i) In order for a Person that has rights of indemnification under this Agreement (each, an “Indemnified Party”) to be entitled to any indemnification provided for under this

Agreement in respect of a claim or demand made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party must notify the indemnifying party (the “Indemnifying Party”) in writing, and in reasonable detail, of the Third Party Claim as promptly as reasonably possible after receipt by such Indemnified Party of notice of the Third Party Claim; provided that failure to give such notification on a timely basis shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure; provided further that, for purposes of making claims against the Indemnity Escrow Amount, written notice to the Representative shall be deemed written notice to the Indemnifying Party pursuant to this Section 10E(i). Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five (5) Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(ii) If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it elects, to assume the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. Notwithstanding the foregoing, an Indemnifying Party may not assume the defense of any Third Party Claim if such claim (i) could result in imprisonment of or imposition of a civil or criminal fine against the Indemnified Party or its representatives, (ii) could result in an equitable remedy that would impair the Indemnified Party’s ability to exercise its rights under this Agreement, or with respect to a Buyer Indemnified Party, impair such Buyer Indemnified Party’s right or ability to own or operate its assets or properties or conduct its businesses, including the Business, or (iii) the claim names both the Indemnifying Party and the Indemnified Party (including impleaded parties) and representation of both such parties by the same counsel would create a conflict in the determination of the Indemnified Party. Should an Indemnifying Party elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense. If the Representative (on behalf of the Sellers) is defending a Third Party Claim, the reasonable expenses of the Representative incurred in defending a Third Party Claim (or any participation in a Third Party Claim that could result in Losses to the Representative) shall be reimbursed, when and as incurred, from the Indemnity Escrow Funds. If the Indemnifying Party chooses to defend any Third Party Claim, all the parties hereto shall reasonably cooperate in the defense or prosecution of such Third Party Claim. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Further, if an Indemnifying Party assumes the defense of a Third Party Claim, such Indemnifying Party shall agree prior thereto, in writing, that it is liable under this Article 10 to indemnify the Indemnified Party in accordance with the terms contained herein in respect of such claim (subject to the limitations and other terms and conditions set forth herein) and shall conduct such defense diligently; provided, however, that the Indemnifying Party shall not without the written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed) consent to the entry of any judgment or enter into any settlement with respect to the matter which (x) does not include a provision whereby the plaintiff or the claimant in the matter releases the Indemnified Party from all liability with respect thereto, (y) in the case of Buyer Indemnified Parties, does not include any provision that would impose any obligation (including an obligation to refrain from taking action) upon Buyer, the Company or their Affiliates or (z) the Losses resulting therefrom are not fully indemnified for by the Indemnifying Party. Whether or not the Representative shall have assumed the defense of a Third Party Claim, neither Buyer nor any of its Affiliates shall admit any liability with respect to, consent to the entry of any judgment, or settle, compromise or discharge, any Third Party Claim without the prior written consent of the Representative (which shall not be unreasonably held).

10F. Certain Additional Matters.

(i) The amount of any and all Losses under this Article 10 shall be determined net of (a) the amount of any Tax Benefit actually received by any party seeking indemnification hereunder arising from the deductibility of any such Losses and (b) any amounts recovered by an Indemnified Party or any of such Indemnified Party’s Affiliates under or pursuant to any insurance policy, Run-Off Insurance Policy, title insurance policy, indemnity, reimbursement arrangement or contract (less any reasonable costs required to obtain any such recovery and any increases in premiums as a result of such recovery) pursuant to which or under which the Company is a party or has rights (collectively, “Alternative Arrangements”). Subject to the Company’s obligation to purchase the Run-Off Insurance Policies, Buyer shall use its commercially reasonable efforts to maintain Alternative Arrangements in effect for the Company following the Closing that are substantially similar to the Alternative Arrangements in effect for the Company immediately prior to the Closing. If a Tax Benefit is actually received by an Indemnified Party after an indemnification payment is made to it, the Indemnified Party shall promptly reimburse such amount (but not in excess of the indemnification payment actually received from the Indemnifying Party with respect to such Loss) to the Indemnifying Party.

(ii) In no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall “Losses” be deemed to include, (a)(1) any punitive, indirect or exemplary damages, or (2) any losses, liabilities damages or expenses for lost profits or diminution in value or any “multiple of profits”, “multiple of cash flow” or similar valuation methodology used in calculating the amount of Losses, or (b) in the case of Buyer, any loss, liability, damage or expense to the extent included in the calculation of Closing Net Working Capital or Closing Net Indebtedness or reserved against in the Closing Balance Sheet. Notwithstanding the foregoing, “Losses” shall include and the Buyer Indemnified Parties may be entitled to make a claim for the Losses (x) described in (a)(1) of the foregoing sentence to the extent a Buyer Indemnified Party pays such Losses to a third party pursuant to a Third Party Claim or (y) described in (a)(2) of the foregoing sentence to the extent such Losses have a detrimental and reoccurring effect on the Company’s consolidated earnings after the Closing.

(iii) Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes.

(iv) No Buyer Indemnified Party shall have any right to indemnification under Section 10A or otherwise under this Agreement to the extent such Losses consist of Taxes that (i) are attributable to taxable periods (or portions thereof) beginning after the Closing Date, other than those Losses directly resulting from Sellers’ failure to timely file any Tax Returns required to be filed by the Representative, HEP or Siguler under Section 11G(i), to include a Code Section 754 election under Section 11G(v) or failure to take any other action with respect to timely payment of Taxes required under Section 11G, which failure results in an increase in Taxes for such taxable periods (or portions thereof) beginning after the Closing Date or other Tax detriment to Buyer for which Buyer Indemnified Parties are entitled to indemnification under Section 10A; (ii) are due to the unavailability in any taxable period (or portion hereof) beginning after the Closing Date of any net operating losses, credits or other Tax attribute of the Company or the Blockers from a taxable period (or portion thereof) ending on or prior to the Closing Date; or (iii) are attributable to any breach or other violation of Section 11G(ii).

(v) In the event that a representation, warranty, covenant or obligation contained in this Agreement (other than Section 6E(i), the first sentence of Section 6F and the first sentence of Section 6I) is qualified by words or phrases such as “material,” “materially,” “material respects,” “Material Adverse Effect,” or words of similar import, such qualifiers shall be disregarded following the Closing for purposes of determining whether a breach of such representation or warranty has occurred and for calculating the amount of any Losses for which the Indemnified Parties are entitled to indemnification pursuant to this Agreement.

(vi) Any amounts owed by the Sellers to any Buyer Indemnified Party pursuant to this Agreement shall be first claimed and recovered against the Indemnity Escrow Account in accordance with the terms and conditions of the Indemnity Escrow Agreement prior to, and as a condition of, the Sellers’ obligation to otherwise indemnify, defend and hold harmless any Buyer Indemnified Party (subject to claims in which the Indemnity Escrow Account is the sole and exclusive remedy). Subject to the other limitations contained herein, each Seller shall be solely responsible for any and all Losses in excess of the Indemnity Escrow Amount based upon, arising out of or otherwise in respect of any inaccuracy in or breach by such Seller of any representation or warranty of such Seller contained in Article 4 of this Agreement, and for the avoidance of doubt, no Pro Rata Share shall be taken into account for such inaccuracies or breaches.

(vii) Each Indemnified Party hereby waives any subrogation rights that its insurer may have with respect to any indemnifiable Losses. After any indemnification payment is made to any Indemnified Party pursuant to this Article 10, the Indemnifying Party shall, to the extent of such payment, be subrogated to all rights (if any) of the Indemnified Party against any third party in connection with the Losses to which such payment relates. Without limiting the generality of the preceding sentence, any Indemnified Party receiving an indemnification payment pursuant to the preceding sentence shall execute, upon the written request of the Indemnifying Party, any instrument reasonably necessary to evidence such subrogation rights.

ARTICLE 11

ADDITIONAL AGREEMENTS

11A. Survival. The representations and warranties of the parties, and covenants of the parties which require performance on or prior to the Closing Date, set forth in this Agreement or in any certificate delivered pursuant to Article 2 of this Agreement (other than representations, warranties and covenants with respect to Taxes) shall survive the Closing and shall terminate at 5:00 p.m. central time on March 31, 2014 (the “Limitation Date”); except that the Fundamental Representations shall survive the Closing until the expiration of the statute of limitations applicable to the underlying claim. The Post-Closing Covenants, and in the case of the Buyer Indemnified Parties, the covenants and agreements contained herein requiring performance following the Closing Date, shall survive the Closing in accordance with the terms thereof, subject to any applicable statute of limitations. Within five (5) Business Days after the Limitation Date, Escrow Agent shall, pursuant to the terms of the Indemnity Escrow Agreement, release to, or as directed by, the Representative an amount equal to the excess of (i) all remaining Indemnity Escrow Funds in the Indemnity Escrow Account minus (ii) the aggregate amount (the “Claim Amount”) for which valid claims for indemnification were made against the Indemnity Escrow Amount prior to the Limitation Date and not yet resolved. Furthermore, within five (5) Business Days after it is determined that all or any portion of the Claim Amount is not owed to Buyer hereunder, the Escrow Agent shall, pursuant to the terms of the Indemnity Escrow Agreement, release to, or as directed by, the Representative such portion of the Claim Amount. Subject to Section 11J, any amounts received by the Representative pursuant to this Section 11A shall be received for the Sellers.

11B. Press Release and Announcements. The Company (including its Subsidiaries), the Sellers, the Blockers and Buyer agree that, from the date hereof until the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued or made by or on behalf of any party without the prior consent of the other parties, except that the Company may at its discretion make announcements from time to time to its employees, customers, suppliers and other business relations, and otherwise as the Company may reasonably determine is necessary to comply with applicable law or the requirements of any agreement to which the Company is a party. Notwithstanding the foregoing, the parties hereto agree that Buyer (and Guarantor) is expressly permitted to issue one or more press releases or other public announcements concerning the transactions contemplated by this Agreement immediately following the execution of this Agreement and the Closing and at such times may file any documents describing the transactions contemplated herein to the extent required by securities laws or to comply with accounting or other disclosure obligations (in each case in the reasonable judgment of counsel to Buyer (and Guarantor). The Sellers, the Blockers, the Company and Buyer agree to keep the terms of this Agreement confidential, except to the extent required by applicable law or for financial reporting purposes and except that the parties may disclose such terms to their respective employees, accountants, advisors and other representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to or are bound by contract to keep the terms of this Agreement confidential), and Linden, Siguler and their Affiliates (except for the Company) may provide information about the subject matter of this Agreement and the transactions contemplated hereby in connection with Linden’s, Siguler’s, or their Affiliates’ fund raising, marketing, information and reporting activities.

11C. Confidentiality.

(i) Buyer acknowledges that all information provided to it and any of its and its Affiliates’ agents and representatives by the Company and its Affiliates, agents and representatives (including pursuant to Section 3A) is subject to the terms of a confidentiality agreement between or on behalf of the Company and Buyer or one or more of their respective Affiliates or other beneficial owners (the “Confidentiality Agreement”), the terms of which are hereby incorporated herein by reference.

(ii) The Sellers acknowledge that they may be in possession of Confidential Information (as defined below) of special value to the Company and its Subsidiaries. For purposes of this Section 11C, the term “Confidential Information” means all information exclusively related to the businesses, operations and affairs of the Company and its Subsidiaries (other than information which is generally available to the public, except as a result of a breach by the Seller of this Agreement), including the Company’s and its Subsidiaries’ confidential and proprietary information about its business, facilities, clinics, financial condition, products, technology, know-how and business programs and plans. The Seller acknowledges and agrees that the Confidential Information is proprietary and confidential in nature. From and for a period of five (5) years after the Closing Date, the Sellers shall maintain in confidence, and shall not disclose any such Confidential Information. The foregoing shall not prohibit disclosure of such information (i) as is required by applicable law (after such Seller has advised and consulted with Buyer about its intention to make, and the proposed contents of, such disclosure); provided, that the Sellers shall provide Buyer with prompt written notice of such request so that Buyer may seek an appropriate protective order or other appropriate remedy and, if such protective order or remedy is not obtained, the Sellers may disclose only that portion of the Confidential Information which such Seller is legally required to disclose, and such Seller shall exercise its commercially reasonable efforts to obtain assurance that confidential treatment will be accorded to such Confidential Information so disclosed or (ii) as is necessary for the Sellers to assert or protect any rights of such Seller hereunder.

11D. Consents. Buyer acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to contracts, leases, licenses or other agreements to which the Company is a party (including the Company Material Contracts, as required to be disclosed on Section 6D of the Company Disclosure Schedule), and such consents have not been obtained and may not be obtained. Buyer agrees that neither the Company nor any of the Seller Parties shall have any liability whatsoever to Buyer (and Buyer shall not be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of or loss of right under any such contract, lease, license or other agreement as a result thereof; provided, however, nothing in this Section 11D amends or limits the representations and warranties set forth in Section 6D or reduces or relieves any liability of the Sellers for a breach of or inaccuracy in any of such representations or warranties.

11E. Reasonable Best Efforts. Subject to the terms of this Agreement (including the limitations set forth in this Section 11E), each of Buyer, the Sellers and the Company shall use its reasonable best efforts to cause the other parties’ conditions to Closing to be satisfied and for the Closing to occur. The “reasonable best efforts” of the Company shall not for any purpose in connection with this Agreement require the Company or any of its Affiliates to expend any money to remedy any breach of any representation or warranty hereunder or to commence any litigation or arbitration proceeding.

11F. Regulatory Act Compliance.

(i) Buyer and the Company shall each file or cause to be filed, promptly (but in any event within five (5) Business Days) after the date of this Agreement, any notifications or the like required to be filed under the HSR Act and other antitrust or competition laws of any applicable jurisdiction with respect to the transactions contemplated hereby. Buyer and the Company shall bear the costs and expenses of their respective filings and shall bear all filing fees in connection therewith equally. Buyer and the Company shall use their respective reasonable best efforts to respond to any requests for additional information made by any agencies and to cause the waiting periods or other requirements under the HSR Act and all other applicable antitrust or competition laws to terminate or expire at the earliest possible date (including with respect to filings under the HSR Act, seeking early termination of the waiting period under the HSR Act) and, subject to the Representative’s rights under Section 8A, to resist in good faith (including the institution or defense of legal proceedings), any assertion that the transactions contemplated hereby constitute a violation of the antitrust or competition laws of any applicable jurisdiction, all to the end of expediting consummation of the transactions contemplated hereby. Each of Buyer and the Company shall (A) unless otherwise prohibited by applicable law, promptly notify each other of any communication to that party from the Federal Trade Commission (“FTC”), the United States Department of Justice (“DOJ”) or any other regulatory agency with respect to the transactions contemplated hereby, and permit the other party to review in advance any proposed written communication to the FTC, the DOJ or any other regulatory agency; (B) unless otherwise prohibited by applicable law, furnish the other party with copies of all correspondence, filings and other communications (and memoranda setting forth the substance thereof) between it, its Affiliates and their respective representatives, on the one hand, and the FTC, the DOJ or any other regulatory agency, or members of their respective staffs, on the other hand, with respect to the transactions contemplated hereby (excluding documents and communications which are subject to pre-existing confidentiality agreements or to attorney-client privilege), although Buyer may redact therefrom all competitively sensitive information to the extent permitted to do so by law; and (C) consult with the other prior to any meetings, by telephone or in person, with the staff of the FTC, the DOJ or any other regulatory agency, and each of Buyer and the Company shall have the right to have a representative present at any such meeting if such agency does not object.

(ii) Notwithstanding any provision in this Agreement to the contrary, Buyer agrees to take any and all commercially reasonable steps necessary to avoid or eliminate each and every impediment under any law that may be asserted by any Governmental Entity or any other Person so as to enable the parties to expeditiously close the transactions contemplated hereby, including consenting to any commercially reasonable divestiture or other structural or conduct relief in order to obtain clearance from any Governmental Entity. At the written request of the Company, to the extent it is commercially reasonable for such parties, Buyer and its Affiliates will be obligated to contest, administratively or in court, any ruling, order, or other action of any Governmental Entity or any other Person respecting the transactions contemplated by this Agreement.

11G. Certain Tax Matters.

(i) Responsibility for Filing Tax Returns.

(A) The Representative shall prepare or cause to be prepared, and timely file or cause to be timely filed, all federal, state and local income Tax Returns for the Company and its Subsidiaries and for Linden Blocker for periods ending on or before the Closing Date the due date of which is after the Closing Date (“Representative Returns”). Buyer shall prepare and timely file all Tax Returns of the Company, any Subsidiary of the Company and Linden Blocker for periods that include the Closing Date (other than the Representative Returns) the due date of which is after the Closing Date (the “Buyer Representative Returns”).

(B) HEP shall prepare or cause to be prepared, and timely file or cause to be timely filed, all federal, state and local income Tax Returns for the HEP Blocker for periods ending on or before the Closing Date the due date of which is after the Closing Date (“HEP Returns”). Buyer shall prepare and timely file all Tax Returns of the HEP Blocker for periods that include the Closing Date (other than the HEP Returns) the due date of which is after the Closing Date (the “Buyer HEP Returns”).

(C) Siguler shall prepare or cause to be prepared, and timely file or cause to be timely filed, all federal, state and local income Tax Returns for the Siguler Blocker for periods ending on or before the Closing Date the due date of which is after the Closing

Date (“Siguler Returns” and together with the Representative Returns and the HEP Returns, the “Seller Returns”). Buyer shall prepare and timely file all Tax Returns of the Siguler Blocker for periods that include the Closing Date (other than the Siguler Returns) the due date of which is after the Closing Date (the “Buyer Siguler Returns” and together with the Buyer Representative Returns and the Buyer HEP Returns, the “Buyer Returns”).

(D) The preparation and filing of the Seller Returns and the Buyer Returns shall be done on a basis consistent with the past practice of the respective entities, except as otherwise required by applicable law. Representative, HEP and Siguler, as the case may be, shall submit each Seller Return which such entity is required to prepare to Buyer at least thirty (30) days prior to the due date (taking into account any extensions) and Buyer shall have the right to review and comment on such Tax Returns and Representative, HEP and Siguler, as the case may be, shall reflect such comments from Buyer on such Seller Returns to the extent such comments are not inconsistent with the standard set forth in the previous sentence and are in accordance with applicable law. At least thirty (30) days prior to the due date (taking into account any extensions), Buyer shall submit (i) each Buyer Representative Return to the Representative, (ii) each Buyer HEP Return to HEP, and (iii) each Buyer Siguler Return to Siguler, and the Representative, HEP and Siguler, as the case may be, shall have the right to review and comment on such Buyer Return and Buyer shall reflect such comments from the Representative, HEP and Siguler, as the case may be, on such Buyer Return to the extent such comments are not inconsistent with the standard set forth in the second previous sentence and are in accordance with applicable law.

(ii) Filing and Amendment of Tax Returns.

(A) Without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed, Buyer will not (i) file or amend or permit any of the Company, any Subsidiary of the Company or the Linden Blocker to file or amend any Tax Return of the Company, any Subsidiary of the Company or the Linden Blocker relating to a taxable period (or portion thereof) ending on or prior to the Closing Date (a “Pre-Closing Tax Period”), except for Tax Returns that are filed pursuant to Section 11G(i)(A), (ii) with respect to Tax Returns filed pursuant to Section 11G(i)(A), after the date such Tax Returns are filed, amend or permit any of the Company, any Subsidiary of the Company, or the Linden Blocker to amend any such Tax Return, (iii) extend or waive, or cause to be extended or waived, or permit the Company, any Subsidiary of the Company, or the Linden Blocker to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period of the Company, any Subsidiary of the Company, or the Linden Blocker, or (iv) make or change any Tax election or accounting method with respect to the Company, any Subsidiary of the Company, or the Linden Blocker that has retroactive effect to any Pre-Closing Tax Period.

(B) Without the prior written consent of HEP, which consent shall not be unreasonably withheld, conditioned or delayed, Buyer will not (i) file or amend or permit the HEP Blocker to file or amend any of HEP Blocker’s Tax Returns relating to a Pre-Closing Tax Period, except for Tax Returns that are filed pursuant to Section 11G(i)(B), (ii) with respect to Tax Returns filed pursuant to Section 11G(i)(B), after the date such Tax Returns are filed, amend or permit the HEP Blocker to amend any such Tax Return, (iii) extend or waive, or cause to be extended or waived, or permit the HEP Blocker to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period of the HEP Blocker, or (iv) make or change any Tax election or accounting method with respect to the HEP Blocker that has retroactive effect to any Pre-Closing Tax Period.

(C) Without the prior written consent of Siguler, which consent shall not be unreasonably withheld, conditioned or delayed, Buyer will not (i) file or amend or permit the Siguler Blocker to file or amend any of Siguler Blocker’s Tax Returns relating to a Pre-Closing Tax Period, except for Tax Returns that are filed pursuant to Section 11G(i)(C), (ii) with respect to Tax Returns filed pursuant to Section 11G(i)(C), after the date such Tax Returns are filed, amend or permit the Siguler Blocker to amend any such Tax Return, (iii) extend or waive, or cause to be extended or waived, or permit the Siguler Blocker to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period of the Siguler Blocker, or (iv) make or change any Tax election or accounting method with respect to the Siguler Blocker that has retroactive effect to any Pre-Closing Tax Period.

(iii) Tax Audits. Notwithstanding any other provision of this Agreement, with respect to any claim, audit, examination, or administrative or court proceeding relating to any audits or assessments or other disputes regarding any Tax Return filed by or that includes the Company, any Subsidiary of the Company, the Linden Blocker, the HEP Blocker or the Siguler Blocker, with respect to any Pre-Closing Tax Period (“Tax Proceeding”), as the case may be, (a) the Representative shall have the right in its discretion and at its expense to elect to represent the interests of the Company, the Linden Blocker, and the Sellers with respect to any Tax Proceeding, (b) HEP shall have the right in its discretion and at its expense to elect to represent the interests of HEP Blocker with respect to any Tax Proceeding, and (c) Siguler shall have the right in its discretion and at its expense to elect to represent the interests of Siguler Blocker with respect to any Tax Proceeding. Buyer shall promptly notify the Representative, HEP, or Siguler, as applicable, in writing upon receiving notice from any taxing authority of the commencement of any Tax Proceeding regarding any Tax Return filed by or with respect to the Company, any Subsidiary of the Company, or the Blockers with respect to tax periods that end on or before the Closing Date, and Buyer shall take all action commercially reasonably necessary (including providing a power of attorney) to enable the Representative, HEP, or Siguler, as applicable, to exercise its control rights as set forth in this Section 11G. provided , however , that the failure to give notice as provided in this Section 11G shall not affect Buyer’s right to indemnification under this Agreement except to the extent Sellers shall have been prejudiced by such failure. Further, if the Representative or a Seller Party assumes the defense of a Tax Proceeding, such party shall agree prior thereto, in writing, that it is liable under this Agreement to indemnify the Buyer Indemnified Parties in accordance with the terms contained herein in respect of such Tax Proceeding (subject to the limitations and other terms and conditions set forth herein) and shall conduct such defense diligently; provided, however, that the Representative or applicable Seller Party shall not without the written consent of the Buyer (which shall not be unreasonably withheld, conditioned or delayed) consent to the entry of any judgment or enter into any settlement with respect to any Tax Proceeding which (x) results in an increase of or has the effect of increasing any Tax liability of any of the Buyer Indemnified Parties or their Affiliates following the Closing Date or (z) the Losses resulting therefrom are not fully indemnified for by the Sellers.

(iv) Cooperation. Buyer, the Blockers, the Company, Sellers and the Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns pursuant to this Section 11G (including timely executing any Tax Returns required to be filed by the Representative, HEP or Siguler under Section 11G(i)), any audit, litigation or other proceeding with respect to Taxes and the computation and verification of any amounts paid or payable under this Section 11G (including any supporting workpapers, schedules and documents). Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Except for books and records pertinent to federal, state and local income Tax matters with respect to the Company and the Blockers for periods ending on or before the Closing Date (which books and records shall be retained by the Representative, HEP, or Siguler, as applicable, and copies of which shall be provided to Buyer at the Closing), the Company and the Blockers shall retain all books and records with respect to Tax matters pertinent to the Company and the Blockers relating to any tax periods and shall abide by all record retention agreements entered into with any taxing authority, and shall give the Representative, HEP, or Siguler, as applicable, reasonable written notice prior to transferring, destroying or discarding any such books and records prior to the expiration of the applicable statute of limitations for that tax period, and if the Representative, HEP, or Siguler, as applicable, so requests, the Company and the Blockers shall allow the Representative, HEP, or Siguler, as applicable, to take possession of such books and records rather than destroying or discarding such books and records.

(v) Company 754 Election. Notwithstanding any provision of this Agreement to the contrary, the parties hereto agree that the Company will make an election under Code Section 754 on its partnership tax return that includes the Closing Date, or as otherwise specifically directed in writing by Buyer to the Company prior to filing any Tax Returns hereunder.

(vi) Section 338. Buyer shall not make any election under Code Section 338 (or any similar provision under state, local, or foreign law) with respect to the acquisition of any Blocker or any of their Affiliates.

(vii) Tax Year End; Allocation of Taxes. Buyer shall not take any action that may prevent the Tax year of any Blocker from ending under applicable law for federal and state income tax purposes at the end of the day on which the Closing occurs (including for federal income tax purposes, causing Blockers to join in the “consolidated group” of Buyer (within the meaning of Treasury Regulation §1.1502-1(h)). In any case where applicable Law does not permit the Company, any Subsidiary of the Company or any Blocker to treat the Closing Date as the last day of the Taxable period, the amount of Taxes that are allocable to the portion of the Straddle Period ending on and including the Closing Date shall be: (A) in the case of Taxes imposed on a periodic basis with respect to the business or assets of the Company, any Subsidiary of the Company, or any Blocker, as applicable, the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on and including the Closing Date, and the denominator of which is the number of calendar days in the entire Straddle Period; and (B) in the case of Taxes that are based upon or related to income, gross or net sales, payments or receipts (including any income Taxes), deemed equal to the amount that would be payable if the taxable period ended on the Closing Date. Notwithstanding the foregoing, any Taxes relating to any transactions not in the ordinary course of business that occur after the time of the Closing on the Closing Date shall be treated as occurring on the day after the Closing Date.

(viii) Tax Treatment of Acquisition. For federal and applicable state income tax purposes, the parties acknowledge and agree that the Blocker Pre-Closing Distribution shall be treated (A) as a distribution under Code §731 of each Blockers respective proportionate, undivided indirect ownership interest in the assets of the Company (including any assets of Subsidiary of the Company which is treated as a disregarded entity for federal or applicable state and local income tax purposes) and (B) as a subsequent contribution under Code §721 of such assets to the Company in exchange for Units of the Company, and such transactions shall be reported by the parties consistently therewith for federal and applicable state and local income tax purposes. For U.S. federal and applicable state and local income tax purposes, the parties agree to treat the transfer of the Acquired Securities to Buyer in exchange for Buyer paying the Purchase Price to Sellers on the terms and conditions set forth herein as (A), in the case of the Acquired Units, as a sale of partnership interests in the Company to Buyer and (B), in the case of the Acquired Shares, as a sale of capital stock in the Blockers to Buyer.

(ix) Tax Liabilities.

(A) Sellers shall be responsible for, pay and indemnify the Buyer Indemnified Parties from (i) all Taxes of the Company and its Subsidiaries for all Pre-Closing Tax Periods, (ii) all Taxes of any Person imposed on the Company or any Subsidiary for a Pre-Closing Tax Period as a result being a member of an affiliated, consolidated, combined, or unitary group of which the Company and its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, (iii) all Taxes of any Person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract (other than (a) any customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business, (b) property Taxes payable with respect to properties leased, and (c) other agreements for which Taxes is not the principal subject matter) or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing, or (iv) Taxes of the Company or any Subsidiary of the Company resulting from the Blocker Pre-Closing Distribution, Texas Blocker Redemption or the Pre-Closing Intercompany Transactions, in each case, excluding any amount of Taxes included as a liability in Closing Net Working Capital.

(B) Linden shall be responsible for, pay and indemnify the Buyer Indemnified Parties from (i) all Taxes of the Linden Blocker for all Pre-Closing Tax Periods, (ii) all Taxes of any Person imposed on the Linden Blocker for a Pre-Closing Tax Period as a result being a member of an affiliated, consolidated, combined, or unitary group of which the Linden Blocker (or any predecessor) is or was a member on or prior to the Closing Date, (iii) all Taxes of any Person (other than the Linden Blocker) imposed on the Linden Blocker as a transferee or successor, by contract (other than (a) any customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business, (b) property Taxes payable with respect to properties leased, and (c) other agreements for which Taxes is not the principal subject matter) or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing, or (iv) Taxes of the Linden Blocker resulting from the Blocker Pre-Closing Distribution, Texas Blocker Redemption or the Pre-Closing Intercompany Transactions, in each case, excluding any amount of Taxes included as a liability in Closing Net Working Capital.

(C) HEP shall be responsible for, pay and indemnify the Buyer Indemnified Parties from (i) all Taxes of the HEP Blocker for all Pre-Closing Tax Periods, (ii) all Taxes of any Person imposed on the HEP Blocker for a Pre-Closing Tax Period as a result being a member of an affiliated, consolidated, combined, or unitary group of which the HEP Blocker (or any predecessor) is or was a member on or prior to the Closing Date, (iii) all Taxes of any Person (other than the HEP Blocker) imposed on the HEP Blocker as a transferee or successor, by contract (other than (a) any customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business, (b) property Taxes payable with respect to properties leased, and (c) other agreements for which Taxes is not the principal subject matter) or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing, or (iv) Taxes of the HEP Blocker resulting from the Blocker Pre-Closing Distribution, Texas Blocker Redemption or the Pre-Closing Intercompany Transactions, in each case, excluding any amount of Taxes included as a liability in Closing Net Working Capital.

(D) Siguler Blocker shall be responsible for, pay and indemnify the Buyer Indemnified Parties from (i) all Taxes of the Siguler Blocker for all Pre-Closing Tax Periods, (ii) all Taxes of any Person imposed on the Siguler Blocker for a Pre-Closing Tax Period as a result being a member of an affiliated, consolidated, combined, or unitary group of which the Siguler Blocker (or any predecessor) is or was a member on or prior to the Closing Date, (iii) all Taxes of any Person (other than the Siguler Blocker) imposed on the Siguler Blocker as a transferee or successor, by contract (other than (a) any customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business, (b) property Taxes payable with respect to properties leased, and (c) other agreements for which Taxes is not the principal subject matter) or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing, or (iv) Taxes of the Siguler Blocker resulting from the Blocker Pre-Closing Distribution, Texas Blocker Redemption or the Pre-Closing Intercompany Transactions, in each case, excluding any amount of Taxes included as a liability in Closing Net Working Capital.

(x) Tax Refunds. Except to the extent (i) any Tax refund is reflected as an asset in the Closing Net Working Capital or (ii) such Tax refund relates to a carryback of any Tax attribute from any taxable period (or portion thereof) beginning after the Closing Date, the Representative (on behalf of the Sellers) shall be entitled to (A) any Tax refunds that are actually received by the Buyer or the Company, any Subsidiary of the Company, or any Blocker (including any Tax refunds attributable to the carryback of items under Section 11G), and (B) any amounts credited against Tax to which the Buyer or the Company, any Subsidiary of the Company, or any Blocker become entitled in a Tax period ending after the Closing Date, in each case, that relate to a Pre-Closing Tax Period of the Company, any Subsidiary of the Company or any Blocker. The Buyer shall pay over to the Representative (on behalf of the Sellers) any such refund within twenty (20) days after the actual receipt of such Tax refund or within twenty (20) days of filing of the Tax Return reflecting such credit. Buyer and Sellers shall request a refund (rather than a credit against future Taxes) with respect to all Pre-Closing Tax Periods if permitted by applicable Law. To the extent that Buyer has paid a Tax refund to the Representative, and all or a portion of such Tax refund has subsequently been determined to be due and owing to a Governmental Entity, without duplication for any indemnification payments by any Seller hereunder related to such Tax refund, the Sellers shall return to Buyer such amounts of such Tax refund which have been determined to be due and owing to such Governmental Entity.

(xi) Carrybacks. In connection with the preparation of Tax Returns under Section 11G, the Buyer and the Sellers agree that the Company, any Subsidiary of the Company, and any Blocker shall elect to carry back any item of loss, deduction or credit from the tax period ending on the Closing Date, including any Transaction Tax Deductions deductible in such Tax period, to prior taxable years to the fullest extent permitted by applicable Tax law (using any permissible short-form or accelerated procedures (including filing IRS Form 1139 and any corresponding form for applicable state, local and foreign tax purposes) and filing amended Tax Returns to the extent necessary) and obtain any potential Tax refunds or claims related thereto. Sellers shall be responsible for all costs and expenses with respect to preparing any Tax Returns to utilize carry backs to obtain any Tax refund or claims.

(xii) Transaction Tax Deductions. In connection with the preparation of Tax Returns under Section 11G, any Transaction Tax Deductions, to the extent “more likely than not” deductible under applicable Tax law for the Pre-Closing Tax Period, shall be treated as properly allocable to the Tax period ending on the Closing Date and such Tax Returns shall include such applicable Transaction Tax Deductions as deductions in the Tax Returns of the Company, any Subsidiary of the Company, or any Blocker, as applicable, for the Pre-Closing Tax Period that ends on the Closing Date. After the Closing, the Representative shall cause the Company, any Subsidiary of the Company, and the Blockers to make a timely election to apply Rev. Proc. 2011-29 with respect to any success based fees within the scope of such Rev. Proc. paid by or on behalf of the Sellers, the Company, any Subsidiary of the Company, or any Blocker. Sellers shall be responsible for all costs and expenses with respect to making such election. Without limiting the generality of the foregoing, in connection with preparing the Tax Returns described in Section 11G, within sixty (60) days after Closing, in consultation with its tax counsel, Representative shall provide written notice (including any supporting work papers, schedules, memoranda or documents) to the Buyer with respect to its view (consistent with the “more likely than not” standard set forth in this Section 11G(xii) as to (A) the amount of the Transaction Tax Deductions that are “more likely than not” deductible, (B) the amount and description of any deduction that would be a Transaction Tax Deduction if it were “more likely than not” deductible but that does not meet that standard and (C) the taxable period in which the various Transaction Tax Deductions that are “more likely than not” deductible would be deductible) (collectively, the “Deduction Statement”). If Buyer has any objections to the Deduction Statement, it shall inform the Representative, in writing, within sixty (60) days after receiving the Deduction Statement. Representative and Buyer shall negotiate in good faith to resolve such dispute and the Deduction Statement shall be modified accordingly. If the Representative and Buyer do not reach a final resolution within thirty (30) days after delivery of the Deduction Statement, Representative and Buyer shall promptly submit any unresolved items regarding the Deduction Statement to the mutually agreed third-party accountant for resolution (and shall execute any customary engagement letter and agree to any other customary terms and conditions of the engagement) for prompt resolution. The third-party accountant in resolving such dispute shall apply a “more likely than not” standard as to whether a Transaction Tax Deduction is deductible and the appropriate Tax period in which such deduction shall be allocable.

(xiii) Post-Closing Tax Savings. Buyer shall pay to the Representative (on behalf of the Sellers) the amount of any reduction in Tax payments that would otherwise be made in any Tax period (or portion thereof) beginning after the Closing Date by Buyer, the Company, any Subsidiary of the Company, any Blocker or any of their Affiliates that are attributable to any Transaction Tax Deductions (or any amounts accrued as a liability in Net Working Capital as finally determined pursuant to this Agreement) properly deductible in a taxable period (or portion thereof) beginning after the Closing Date, in each case, calculated by comparing the Taxes that would have been actually payable without any such deductions and the Taxes actually payable taking into account such deductions. Buyer shall pay over to the Representative (on behalf of the Sellers) any such reduction in Taxes (as finally determined) within twenty (20) days after the filing of the Tax Return related to such reduction. For the avoidance of doubt, (A) the Sellers shall not be entitled to receive and Buyer shall not have to pay to the Sellers the amount of any reduction in Tax payments or other Tax benefit that is attributable to any net operating or capital loss or credit carryovers of the Company, any Subsidiary of the Company, or any Blocker from any Pre-Closing Tax Period that are utilized in a taxable period beginning after the Closing Date and (B) for all purposes under this Agreement, Transaction Tax Deductions shall not be treated as including any step-up in tax basis solely by reason of the Company making an election under Code Section 754 as stipulated in Section 11G(v) of this Agreement.

(xiv) Tax Return Delivery. Upon the written request of the Representative, the Buyer shall deliver to the Representative copies of any filed Tax Returns of the Company, any Subsidiary of the Company, and any Blocker relating to the Tax periods (or portions thereof) ending on or prior to the Closing prepared in accordance with 11G.

11H. Insurance Matters.

(i) Buyer shall not, and shall not permit the Company to, amend, repeal or modify any provision in the Company’s certificate of formation or limited liability company agreement relating to the exculpation or indemnification of former officers and managers of the Company as in effect immediately prior to the Closing, it being the intent of the parties that the officers and managers of the Company prior to the Closing shall continue to be entitled to such exculpation and indemnification to the fullest extent permitted under applicable law.

(ii) The Company will purchase, prior to or concurrent with the Closing (if concurrent with the Closing, as part of the Company Expenses), prepaid liability insurance policies (i.e., “tail coverage” or “nose coverage”) that will remain in effect for a period of six (6) years after the Closing Date (the “Run-Off Insurance Policy”), the material terms of which, including type, coverage and amount, are substantially similar to the insurance policies maintained by the Company immediately prior to the Closing Date.

(iii) Notwithstanding anything contained in this Agreement to the contrary, this Section 11H shall survive the consummation of the Closing indefinitely. In the event that Buyer or any of its Subsidiaries or any of their respective successors or assigns (a) consolidates with or merges into any other Person, or (b) transfers all or substantially all of its properties or assets to any Person, then, and in each case, Buyer shall cause the successors and assigns of Buyer or its Subsidiary(ies), as the case may be, to expressly assume and be bound by the obligations set forth in this Section 11H as a condition to any such transaction.

11I. Designation and Replacement of Representative. The parties have agreed that it is desirable to designate the Representative to act on behalf of the Sellers for certain limited purposes, as specified herein. The parties have designated Holdings as the initial Representative, and execution of this Agreement by the Sellers shall, to the maximum extent permitted under applicable law, constitute irrevocable ratification and approval of such designation by the Sellers and authorization of the Representative to serve in such capacity (including to settle any and all disputes with Buyer under this Agreement and the Escrow Agreements), and shall also constitute a reaffirmation, approval, acceptance and adoption of, and an agreement to comply with and perform, all of the acknowledgments and agreements made by the Representative on behalf of the Sellers in this Agreement and the other documents delivered in connection herewith (including the Escrow Agreements). The Representative may resign at any time and the Representative may be removed only by the vote of Persons which collectively owned more than 50% of the Units as of immediately prior to the Closing (the “Majority Holders”). The designation of the Representative is coupled with an interest, and, except as set forth in the immediately preceding sentence, such designation is irrevocable and shall not be affected by the death, incapacity, illness, bankruptcy, dissolution or other inability to act of any of the Sellers. In the event that the Representative has resigned or been removed, a new Representative shall be appointed by a vote of the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Representative. Written notice of any such resignation, removal or appointment of a Representative shall be delivered by the Representative to Buyer promptly after such action is taken.

11J. Authority and Rights of Representative; Limitations on Liability. The Representative shall have such powers and authority as are necessary or appropriate to carry out the functions assigned to it under this Agreement and in any other document delivered in connection herewith (including the Escrow Agreements); provided, however, that the Representative will have no obligation to act on behalf of the Sellers. The Company, Buyer and the Escrow Agent shall be entitled to rely on the actions taken by the Representative without independent inquiry into the capacity of the Representative to so act. All actions, notices, communications and determinations by the Representative to carry out such functions shall conclusively be deemed to have been authorized by, and shall be binding upon, the Sellers. Neither the Representative nor any of its officers, directors, managers, employees, agents or representatives shall have any liability to the Sellers or the Company with respect to actions taken or omitted to be taken by the Representative in such capacity (or any of its officers, directors, managers, employees, agents or representatives in connection therewith), except with respect to the Representative’s gross negligence or willful misconduct. The Representative will at all times be entitled to rely on any directions received from the Majority Holders; provided, however, that the Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as Representative based upon any such direction. The Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. The Representative (for itself and its officers, directors, managers, employees, agents and representatives) shall be entitled to full reimbursement for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Representative in such capacity (or any of its officers, directors, managers, employees, agents or representatives in connection therewith), and to full indemnification against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as Representative (except for those arising out of the Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims, from the Sellers (including from funds paid to the Representative under this Agreement and/or otherwise received by it in its capacity as Representative, or funds to be distributed to the Sellers under this Agreement at its direction, pursuant to or in connection with this Agreement (including under the Escrow Agreements)). In furtherance of the foregoing, notwithstanding anything in this Agreement to the contrary, the Representative shall have the power and authority to set aside and retain additional funds paid to or received by it, or direct payment of additional funds to be paid to the Sellers, as Purchase Price pursuant to this Agreement at Closing or thereafter, to satisfy such obligations (including to establish such reserves as the Representative determines in good faith to be appropriate for such costs and expenses that are not then known or determinable). To the extent that any amount included as Representative Expenses exceeds such expenses, disbursements or advances, the Representative may retain such excess as a fee for the services it provides hereunder. The relationship created herein is not to be construed as a joint venture or any form of partnership between or among the Representative or any Seller for any purpose of U.S. federal or state law, including federal or state income tax purposes. Neither the Representative nor any of its Affiliates owes any fiduciary or other duty to any Seller.

11K. Employee Matters. Buyer shall indemnify and hold harmless the Sellers from any liability under the Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. § 2101, et seq., as amended, or any similar foreign, state or local law, regulation or ordinance (collectively, “WARN”) that is triggered by any termination of employees by Buyer or the Company following the Closing. Buyer shall cause the Company to comply with any and all applicable notice or filing requirements under WARN. Buyer shall be solely responsible for complying with the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code for any individual who is an “M&A qualified beneficiary” as defined in Q&A 4 of Treas. Reg. §54.4980B-9 in connection with the transactions contemplated by this Agreement. Immediately prior to the Closing, the Company (but not the Subsidiaries) shall terminate the employment of its employees set forth on Section 11K of the Company Disclosure Letter (the “Terminated Employees”). All employees of the Company and its Subsidiaries who are not Terminated Employees shall be referred to herein as the “Continuing Employees”. During the six-month period following the Closing Date, with respect to the Continuing Employees who satisfy Buyer’s screening requirements (including but not limited to background checks), Buyer shall cause the Company to honor all employment, severance, termination, consulting, retirement and other compensation and benefit plans, arrangements and agreements to which the Company is a party, as such plans, arrangements and agreements are in effect on the date hereof (it being understood that this Section 11K shall not be deemed to prohibit Buyer or the Company or its Subsidiaries from amending, modifying, replacing or terminating such arrangements in accordance with their terms). Buyer shall take all actions required so that the Continuing Employees who are so eligible shall receive service credit for purposes of determining eligibility, vesting, and future vacation or paid-time-off accrual and for purposes of determining severance amounts under employee benefit plans and arrangements of the Buyer, the Company or their Subsidiaries or Affiliates in which they participate following the Closing Date (to the extent such service credit would be given under such current Employee Benefit Plans). To the extent that Buyer modifies any coverage or benefit plans under which the Continuing Employees participate, Buyer shall waive (if permitted by applicable law) any applicable waiting periods, or actively-at-work requirements and shall give such Continuing Employees credit under the new coverages or benefit plans for continuous coverage for pre-existing conditions, deductibles, co-insurance and out-of-pocket payments attributable to such Continuing Employees in which such coverage or plan modification occurs. This Section 11K shall survive the Closing, and shall be binding on all successors and assigns of Buyer and the Company.

11L. Representation of the Seller Group. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, managers, members, partners, officers, employees and Affiliates, that Kirkland & Ellis LLP may serve as counsel to each and any of the Representative, the Sellers and their respective Affiliates (individually and collectively, the “Seller Group”), on the one hand, and the Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Kirkland & Ellis LLP (or any successor) may serve as counsel to the Seller Group or any director, manager, member, partner, officer, employee or Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation or any continued representation of the Company, and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Each of the parties to this Agreement further agrees to permit (and shall take reasonable steps requested by any party at such requesting party’s expense so that) any privilege attaching as a result of Kirkland & Ellis LLP’s services as counsel to the Company in connection with the transaction contemplated by this Agreement to survive the Closing and to remain in effect; provided that such attorney-client privilege from and after the Closing will be controlled by the Representative. In addition, if the transactions contemplated by this Agreement are consummated, all of

Kirkland & Ellis LLP’s records related to such transaction will become property of (and be controlled by) the Representative, and neither Buyer nor the Company shall retain any copies of such records or have any access to them.

11M. Expenses; Transfer Taxes. If this Agreement is terminated prior to consummation of the Closing, each party shall pay all fees and expenses incurred by such party in connection with this Agreement and the transactions contemplated hereby or otherwise required by applicable law. If the Closing occurs, Buyer shall pay, or cause to be paid, all fees and expenses incurred by Buyer and its Affiliates in connection with this Agreement and the transactions contemplated hereby or otherwise required by applicable law, any and all Company Expenses and Representative Expenses (out of the Base Purchase Price in accordance with Article 1), and all transfer, documentary, sales, use, stamp, registration and other such transfer Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement.

11N. Distributions from the Escrow Agreements. Distributions of Indemnity Escrow Funds from the Indemnity Escrow Account shall be made pursuant to the applicable provisions of the Indemnity Escrow Agreement and distributions of Adjustment Escrow Funds from the Adjustment Escrow Account shall be made pursuant to the applicable provisions of the Adjustment Escrow Agreement. Any amount distributable to the Sellers in accordance with this Section 11N shall be released or disbursed to, or as directed by, the Representative, with such amounts, subject to Section 11J hereof, being distributable as a portion of the Additional Purchase Price.

11O. Certain Access Provisions.

(i) For a period of seven (7) years after the Closing Date, Buyer shall preserve and retain, or cause the Company to preserve and retain, all corporate, accounting, Tax, legal, auditing or other books and records of the Company relating to the conduct of the business and operations of the Company prior to the Closing Date.

(ii) After the Closing Date, Buyer shall cause the Company to permit the Representative to have reasonable access to, and to inspect and copy, all materials referred to in this Section 11O and to meet with officers and employees of Buyer and the Company on a mutually convenient basis in order to obtain explanations with respect to such materials and to obtain additional information and to call such officers and employees as witnesses.

11P. Post-Closing Payments. Buyer shall promptly forward, or shall cause the Company and the Company’s Subsidiaries to forward, to the Representative any and all proceeds or payments made to the Company or any of the Company’s Subsidiaries following the Closing Date in connection with that certain indemnification claim made by the Company pursuant to that certain Unit Purchase and Contribution Agreement, dated as of July 10, 2007, by and among Behavior Centers of America Holdings, LLC, the Company, and the other signatories thereto, in connection with disproportionate share payments received by HMIH Cedar Crest, LLC for state fiscal years 2005-2007. If that certain statutory eminent domain proceeding, The State of Texas v. HMIH Cedar Crest, LLC, Cause No. 67,8333, County Court at Law No. 3, Bell County, Texas, in which the State of Texas has acquired approximately 1.854 acres from Cedar Crest, LLC (the “Eminent Domain Claim”) is not finally determined, settled, or compromised with the State of Texas prior to the Closing Date, then upon the Company’s settlement or compromise or the final determination of such Eminent Domain Claim (each a “Final Resolution”), then Buyer shall promptly forward, or shall cause the Company and the Company’s Subsidiaries to forward, to the Representative an aggregate amount of cash equal to the following: (x) any and all proceeds or payments made to the Company or any of the Company’s Subsidiaries in connection with or pursuant to such Final Resolution, minus (y) all out-of-pocket costs and expenses incurred by the Company or its Subsidiaries in connection with the pursuit of such Final Resolution following the Closing Date. The Sellers shall pay all costs and expenses reasonably required to be incurred by the Company or its Subsidiaries as a result of the Company’s or its Subsidiaries performance of any procedures, actions or other measures required by the State of Texas as expressly set forth in the Final Resolution (which such amount may be deducted from the payment from Buyer to the Sellers pursuant hereto). In furtherance of the foregoing, if a Final Resolution has not occurred by the Closing Date, then the Representative will assume, at its sole cost and expense, the Eminent Domain Claim and have the right to settle, compromise, resolve and enter into the Final Resolution, subject in all cases to the provisions contained in this Section 11P. Buyer shall cause the Company and its Subsidiaries to reasonably cooperate with the Representative in connection with the completion of the Final Resolution. Any payments described in this Section 11P made to the Representative shall be by wire transfer in immediately available funds to an account or accounts designated by the Representative and will be distributable as a portion of the Additional Purchase Price as provided in Section 1D(v).

ARTICLE 12

MISCELLANEOUS

12A. Amendment and Waiver. This Agreement may be amended or any provision of this Agreement may be waived; provided that any amendment or waiver shall be binding only if such amendment or waiver is set forth in a writing executed by the Representative and the party against whom enforcement is sought. Any amendments or waivers under this Agreement following the Closing shall require the prior written consent of the Representative. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

12B. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) if personally delivered, on the date of delivery, (ii) if delivered by express courier service of national standing (with charges prepaid), on the Business Day following the date of delivery to such courier service, (iii) if deposited in the United States mail, first-class postage prepaid, on the fifth Business Day following the date of such deposit, (iv) if delivered by telecopy, provided the relevant transmission report indicates a full and successful transmission, (x) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient party, on the date of such transmission, and (y) on the next Business Day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient party, on the date of such transmission, or (v) if delivered by Internet mail, provided the relevant computer record indicates a full and successful transmission (x) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient party, on the date of such transmission, and (y) on the next Business Day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient party, on the date of such transmission. Notices, demands and communications to the Company, the Sellers, the Representative or Buyer shall, unless another address is specified in writing pursuant to the provisions hereof, be sent to the address indicated below:

Notices to the Company (prior to Closing):

Behavioral Centers of America, LLC
3100 West End Avenue, Suite 1000
Nashville, Tennessee 37203
Attention: Buddy Turner
Telecopy: (615) 463-3203
Email:	bturner@bca-corp.com

with a copy to:

Linden Manager LP
111 South Wacker Drive, Suite 3350
Chicago, Illinois 60606
Attention:	Anthony Davis
Michael Watts
Telecopy: (312) 506-5601
Email:	tdavis@lindenllc.com
mwatts@lindenllc.com

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention:	Ted H. Zook, P.C.
Robert A. Wilson
Telecopy: (312) 862-2200
Email:	ted.zook@kirkland.com
robert.wilson@kirkland.com

Notices to the Sellers or the Representative:

c/o Linden Manager LP
111 South Wacker Drive, Suite 3350
Chicago, Illinois 60606
Attention:	Anthony B. Davis
Michael Watts
Telecopy: (312) 506-5601
Email:	tdavis@lindenllc.com
mwatts@lindenllc.com

with a copy to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention:	Ted H. Zook, P.C.
Robert A. Wilson
Telecopy: (312) 862-2200
Email:	ted.zook@kirkland.com
robert.wilson@kirkland.com

Notices to HEP:

c/o Health Enterprise Partners, L.P.
565 Fifth Avenue, 26th Floor
New York, New York 10017
Telecopy: (212) 869-6418 rstowe@hepfund.com

Notices to Siguler:

Siguler Guff & Company, LP
One Boston Place, 17th Floor
Boston, MA 02108
Attention: Jason Mundt
Telecopy: (617) 648-2121
Email: SBOF@sigulerguff.com

Notices to Buyer and the Company (following the Closing):

Acadia Healthcare Company, Inc.
830 Crescent Centre Drive, Suite 610
Franklin, TN 37067
Attn: General Counsel
Telecopy: (615) 261-9685
Email: choward@acadiahealthcare.com

with a copy to:

Waller Lansden Dortch & Davis, LLP
511 Union Street, Suite 2700
Nashville, TN 37219
Attn: Matthew R. Burnstein
Telecopy: (615) 244-6804
Email: matt.burnstein@wallerlaw.com

12C. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (including by operation of law)

without the prior written consent of (i) prior to the Closing, the Representative, the Company and Buyer and (ii) from and after the Closing, Buyer and the Representative; provided, however, that Buyer may collaterally assign, without the prior written consent of any other party hereto, its rights hereunder to its financial lender and may assign, without the prior written consent of any other party hereto (whereupon Buyer shall provide written notice thereof to the Sellers, the Company and the Representative), any of its rights, benefits or obligations under this Agreement to an Affiliate; provided, however, that no such assignment shall relieve Buyer of its obligations under this Agreement; provided, further, that, in the case of an assignment by Buyer to an Affiliate, such assignment shall not be effective vis-à-vis the other parties to this Agreement unless such Affiliate agrees in writing to assume the obligations of Buyer under this Agreement on a joint and several basis with Buyer.

12D. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

12E. No Strict Construction. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the parties, each of Buyer, the Sellers, the Company and the Representative confirm that they and their respective counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the parties hereto and the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person.

12F. Captions. The captions used in this Agreement and descriptions of the Company Disclosure Letter are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no caption or description of the Company Disclosure Letter had been used in this Agreement.

12G. Complete Agreement. This Agreement, together with the Confidentiality Agreement, the Escrow Agreements and any other agreements referred to herein or therein executed and delivered on or after the date hereof, contain the complete agreement among the parties hereto and supersede any prior understandings, agreements or representations by or between such parties, written or oral, which may have related to the subject matter hereof in any way.

12H. Company Disclosure Letter. The Company Disclosure Letter is incorporated herein and shall be arranged in sections corresponding to the sections contained in Articles IV, V and VI of this Agreement, and any disclosure made in any section of the Company Disclosure Letter shall qualify other sections of the Company Disclosure Letter if it is reasonably apparent on the face of such disclosure that it is applicable to such other sections of Company Disclosure Letter. The inclusion of information in the Company Disclosure

Letter shall not be construed as or constitute an admission or agreement that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item, except where such information is expressly required to be disclosed, nor shall it be construed as or constitute an admission or agreement that such information is material to the Company, Blockers or any of the Sellers. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Person shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any other obligation, item or matter not described herein or included in the Company Disclosure Letter is or is not material for purposes of this Agreement. Prior to the Closing, the Sellers and the Company shall have the right from time to time to supplement, modify or update the Company Disclosure Letter in order to add information relating to or resulting from facts or events occurring subsequent to the execution of this Agreement (a “Schedule Supplement”). In the event that the Company and/or the Representative provide any Schedule Supplement, the matters set forth on such Schedule Supplement shall not be effective to cure and correct for purposes of Article X any breach of any representation, warranty or covenant which would have existed if the Company and/or the Representative had not provided such Schedule Supplement. In the event that prior to the Closing Date the Company and/or the Representative provide to Buyer notification pursuant to the terms of this Section 12H of the failure of any condition in Article 2 as a result of any breach of any representation, warranty or covenant of the Sellers, the Blockers or the Company due to facts or events occurring subsequent to the execution of this Agreement that, but for this Section 12H, would entitle Buyer to not consummate the Closing (a “Termination Update”), Buyer may terminate this Agreement in accordance with Section 12H. If Buyer proceeds to consummate the Closing after receiving a Termination Update, Buyer shall be deemed to have waived any and all rights, remedies or other recourse against the Company or the Sellers to which Buyer might otherwise be entitled in respect of a breach that would be cured by such Termination Update, including any rights or remedies under Article X and such Termination Update shall be effective to cure and correct for all other purposes any such breach of any representation, warranty or covenant which would have existed if the Company and/or the Representative had not provided such Termination Update, and all references to any Schedule hereto which is supplemented or amended as provided in this Section 12H shall for all purposes after the Closing be deemed to be a reference to such Schedule as so supplemented or amended. If Buyer proceeds to consummate the Closing after receiving any Schedule Supplement that is not a Termination Update, Buyer shall be entitled to exercise any rights or remedies pursuant to this Agreement in respect of a breach that would be cured by such Schedule Supplement, including any rights or remedies under Article X, and such Schedule Supplement shall not be effective to cure and correct for any purpose any such breach of any representation, warranty or covenant which would have existed if the Company and/or the Representative had not provided such Schedule Supplement. To the extent any agreements, documents or other items are represented in this Agreement as being provided to Buyer, such agreements, documents or other items shall be considered delivered to Buyer only if they were loaded into the Project Commodore datasite with Intralinks prior to the date hereof.

12I. No Additional Representations; Disclaimer.

(i) Buyer acknowledges and agrees that none of the Sellers, Blockers or the Company nor any of their Affiliates or representatives, nor any other Person acting on behalf of the Sellers, Blockers or the Company or any of their respective Affiliates or representatives has made any (and Buyer and its Affiliates have not relied on any) representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Blockers and the Company or their respective businesses or assets, except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Company Disclosure Letter. Buyer further agrees that no Seller Party nor any of their respective direct or indirect Affiliates or representatives will have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use of, any such information, and any information, document or material made available to Buyer or its Affiliates or representatives in certain “data rooms” and online “data sites,” management presentations or any other form in expectation of the transactions contemplated by this Agreement.

(ii) Buyer acknowledges and agrees that except for the representations and warranties of the Sellers, Blockers and the Company expressly set forth in Article 4, Article 5 and Article 6 hereof, the Acquired Securities are being acquired AS IS WITHOUT ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR INTENDED USE OR OTHER EXPRESSED OR IMPLIED WARRANTY. Buyer acknowledges and agrees that it is consummating the transactions contemplated by this Agreement without reliance on any representation or warranty, express or implied, by the Company, Blockers, the Representative, the Sellers or any of their respective Affiliates or representatives except for the representations and warranties of the Sellers, Blockers and the Company expressly set forth in Article 4, Article 5 and Article 6 hereof.

(iii) In connection with Buyer’s investigation of the Company, Buyer has received from or on behalf of the Company certain projections, including projected statements of operating revenues and income from operations of the Company and certain business plan information of the Company. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Buyer shall have no claim against any Seller Party or any other Person with respect thereto. Accordingly, the Company makes no representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and Buyer has not relied thereon.

12J. Counterparts. This Agreement may be executed in multiple counterparts (including by means of telecopied or electronically transmitted signature pages), all of which taken together shall constitute one and the same Agreement.

12K. Governing Law. The internal law (and not the law of conflicts) of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

12L. CONSENT TO JURISDICTION. SUBJECT TO THE PROVISIONS OF SECTION 1D (WHICH SHALL GOVERN ANY DISPUTE ARISING THEREUNDER) AND SECTION 12N (WHICH SHALL GOVERN ANY DISPUTE NOT SEEKING INJUNCTIVE RELIEF), THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION OR PROCEEDING BROUGHT BY ANY PARTY SEEKING INJUNCTIVE RELIEF PURSUANT TO THIS AGREEMENT SHALL PROPERLY AND EXCLUSIVELY LIE IN ANY FEDERAL OR STATE COURT LOCATED IN CHICAGO, ILLINOIS. EACH PARTY ALSO AGREES NOT TO BRING ANY SUIT, ACTION OR PROCEEDING SEEKING

INJUNCTIVE RELIEF ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY OTHER COURT (OTHER THAN UPON THE APPEAL OF ANY JUDGMENT, DECISION OR ACTION OF ANY SUCH COURT LOCATED IN CHICAGO, ILLINOIS). BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH SUIT, ACTION OR PROCEEDING. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION OR PROCEEDING. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT.

12M. WAIVER OF JURY TRIAL. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

12N. Arbitration. Except for disputes, controversies, or claims arising under Section 1D (which shall be resolved in accordance with the dispute resolution provisions set forth therein) and for other claims seeking injunctive relief (for which the provisions of Section 12L and Section 12M shall be applicable), any dispute, controversy, or claim arising under or relating to this Agreement or the Escrow Agreements or any breach or alleged breach thereof (“Arbitrable Dispute”) shall be resolved by final and binding arbitration administered by the American Arbitration Association (“AAA”) under its Commercial Arbitration Rules, subject to (and as modified by) the following:

(i) Any Indemnified Party or Indemnifying Party may demand that any Arbitrable Dispute be submitted to binding arbitration. The demand for arbitration shall be in writing, shall be served on the Indemnifying Party (or, in the case that Buyer is the Indemnified Party, on the Representative) or Indemnified Party in the manner prescribed herein for the giving of notices, and shall set forth a short statement of the factual basis for the claim, specifying the matter or matters to be arbitrated.

(ii) The arbitration shall be conducted by a panel of three (3) arbitrators, one (1) selected by Buyer, one (1) selected by the Representative and one (1) selected jointly by the arbitrators selected by Buyer and the Representative (collectively, the “Arbitrators”). Any arbitration pursuant hereto shall be conducted by the Arbitrators under the guidance of the Federal Rules of Civil Procedure and the Federal Rules of Evidence, but the Arbitrators shall not be required to comply strictly with such Rules in conducting any such arbitration. All such arbitration proceedings shall take place in Chicago, Illinois.

(iii) Except as provided herein (including pursuant to Article 10 to the extent such items constitute Losses): (a) each of the Indemnified Party and the Indemnifying Party shall bear its own costs and expenses, (b) the fees and expenses of the Arbitrators and all other costs and expenses incurred in connection with the arbitration (“Arbitration Expenses”) shall be borne by the non-prevailing party in the arbitration, as determined by the Arbitrators, and (c) notwithstanding the foregoing, the Arbitrators shall be empowered to require any one or more of the parties to the arbitration to bear all or any portion of such Costs and Fees and/or the fees and expenses of the Arbitrators in the event that the Arbitrators determine such party has acted unreasonably or in bad faith.

(iv) Unless the parties to such arbitration otherwise agree in writing, the arbitration shall be conducted on an expedited basis, testimony and briefing will be concluded no later than 120 days after the arbitration is initiated, each party shall be entitled to take at least one deposition, the award shall be made in writing no more than 30 days following the end of the proceeding, and all facts and circumstances relating to such arbitration, including the existence of the dispute and the ultimate resolution, shall be kept confidential in accordance with a confidentiality agreement containing customary terms to be agreed to by the parties to such arbitration.

(v) The Arbitrators shall have the authority to award any remedy or relief that a Court of the State of Illinois could order or grant, including specific performance of any obligation created under this Agreement and/or the Escrow Agreements, the awarding of Losses, the issuance of an injunction, or the imposition of sanctions for abuse or frustration of the arbitration process. The Arbitrators shall render their decision and award upon the concurrence of at least two (2) of their number. Such decision and award shall be in writing and counterpart copies thereof shall be delivered to each of the Indemnified Party and the Indemnifying Party (or, in the case that Buyer is the Indemnified Party, to the Representative). The decision and award of the Arbitrators shall be final and binding. In rendering such decision and award, the Arbitrators shall not add to, subtract from or otherwise modify the provisions of this Agreement and/or the Escrow Agreements and shall make its determinations in accordance therewith and shall in no event award Losses in excess of any applicable limit on indemnification set forth in this Agreement or against any Person in contravention of the provisions of this Agreement. Any party to the arbitration may, notwithstanding anything to the contrary set forth in Section 12L, seek to have judgment upon the award rendered by the Arbitrators entered in any court having jurisdiction thereof.

(vi) No Indemnified Party shall file any suit, motion, petition or otherwise commence any legal action or proceeding for any matter which is required to be submitted to arbitration as contemplated herein except in connection with the enforcement of an award rendered by the Arbitrators. Upon the entry of an order dismissing or staying any action or proceeding filed contrary to the preceding sentence, the Person which filed such action or proceeding shall promptly pay to the other Person the reasonable attorney’s fees, costs and expenses incurred by such other Person prior to the entry of such order.

(vii) The parties agree that it is their intention that all Arbitrable Disputes be governed by this Section 12N and agree to cause any of their Affiliates to observe the provisions of this Section 12N.

12O. Payments under Agreement. Each party agrees that all amounts required to be paid hereunder shall be paid in United States currency and, except as otherwise expressly set forth in this Agreement, without discount, rebate or reduction and subject to no counterclaim or offset, on the dates specified herein (with time being of the essence).

12P. Third-Party Beneficiaries and Obligations. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto or their respective successors and permitted assigns, any rights, remedies or liabilities under or by reason of this Agreement, other than sections which are specifically for the benefit of Persons to which Company Expenses and Representative Expenses are owed (including Section 1C, Section 11I, Section 11J, Section 11L and this Section 12P), each of which is intended to be for the benefit of the Persons covered thereby or to be paid thereunder and may be enforced by such Persons.

12Q. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Buyer, the Sellers, Blockers or the Company, as applicable, in accordance with their specific terms or were otherwise breached by Buyer, the Sellers, Blockers or the Company, as applicable. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any of Buyer, the Sellers, Blockers or the Company, as applicable, and to enforce specifically the terms and provisions hereof against Buyer, the Sellers, Blockers or the Company, as applicable, in any court having jurisdiction, this being in addition to any other remedy to which the parties hereto are entitled at law or in equity.

12R. Prevailing Party. In the event any litigation or other court action, arbitration or similar adjudicatory proceeding (a “Proceeding”) is commenced or threatened by any party hereto to enforce its rights under this Agreement against any other party, if a prevailing party is determined in such Proceeding, all fees, costs and expenses, including, without limitation, reasonable attorneys’ fees and court costs, incurred by such prevailing party in such Proceeding shall be reimbursed by the non-prevailing party; provided, that if a party prevails in part, and loses in part, in such Proceeding, the court, arbitrator or other adjudicator presiding over such Proceeding shall award a reimbursement of the fees, costs and expenses incurred by the parties on an equitable basis.

*    *    *    *    *

IN WITNESS WHEREOF, the parties hereto have executed this Acquisition Agreement as of the date first written above.

BEHAVIORAL CENTERS OF AMERICA, LLC

By:	/s/ John Turner
Name:	John Turner
Title:	President

BEHAVIORAL CENTERS OF AMERICA HOLDINGS, LLC

By:	/s/ John Turner
Name:	John Turner
Title:	President

LINDEN BCA BLOCKER CORP.

By:	/s/ Anthony Davis
Name:	Anthony Davis
Title:	President

HEP BCA HOLDINGS CORP.

By:	/s/ Richard H. Stowe
Name:	Richard H. Stowe
Title:	President

SBOF-BCA HOLDINGS CORPORATION

By:	/s/ Terri Liftin
Name:	Terri Liftin
Title:	Authorized Signatory

[Signature Page to Acquisition Agreement]

LINDEN CAPITAL PARTNERS-A LP, in its capacity as a Seller and as the Representative

By:	Linden Manager LP
Its:	General Partner

By:	Linden Capital LLC
Its:	General Partner

By:	/s/ Anthony Davis
Name:	Anthony Davis
Title:	Authorized Signatory

HEALTH ENTERPRISE PARTNERS, L.P.

By:	/s/ Robert B. Schulz
Name:	Robert B. Schulz
Title:	Managing Member

HEP BCA CO-INVESTORS, LLC

By:	/s/ Robert B. Schulz
Name:	Robert B. Schulz
Title:	Managing Member

SIGULER GUFF SMALL BUYOUT OPPORTUNITIES FUND, LP

By:	Siguler Guff SBOF GP, LLC
Its:	General Partner

By:	/s/ Terri Liftin
Name:	Terri Liftin
Title:	Authorized Signatory

SIGULER GUFF SMALL BUYOUT OPPORTUNITIES FUND (F), LP

By:	Siguler Guff SBOF GP, LLC
Its:	General Partner

By:	/s/ Terri Liftin
Name:	Terri Liftin
Title:	Authorized Signatory

[Signature Page to Acquisition Agreement]

COMMODORE ACQUISITION SUB, LLC

By:	/s/ Christopher L. Howard
Name:	Christopher L. Howard
Title:	Executive Vice President and General Counsel

ACADIA HEALTHCARE COMPANY, INC.

By:	/s/ Christopher L. Howard
Name:	Christopher L. Howard
Title:	Executive Vice President and General Counsel

[Signature Page to Acquisition Agreement]

“AAA” shall have the meaning set forth in Section 12N.

“Acquired Securities” shall have the meaning set forth in the recitals.

“Acquired Shares” shall have the meaning set forth in the recitals.

“Acquired Units” shall have the meaning set forth in the recitals.

“Additional Purchase Price” means, as of any date of determination, the sum of (i) the portion of (a) the Indemnity Escrow Funds paid or payable to the Sellers and (b) the Adjustment Escrow Funds paid or payable to the Sellers, plus (ii) any Shortfall Amount paid or payable to the Sellers, plus (iii) any amounts paid or payable to the Sellers pursuant to Section 11P.

“Adjustment Calculation Time” means 11:59 p.m. (Nashville, Tennessee time) on the day immediately prior to the Closing Date.

“Adjustment Escrow Account” shall have the meaning set forth in Section 1C(ii).

“Adjustment Escrow Agreement” shall have the meaning set forth in Section 1C(ii).

“Adjustment Escrow Amount” shall mean the Adjustment Escrow Deposit Amount, less any distributions thereof in accordance with this Agreement and the Adjustment Escrow Agreement.

“Adjustment Escrow Deposit Amount” means $750,000.

“Adjustment Escrow Funds” shall mean the amounts held in the Adjustment Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investments thereof, less distribution thereof in accordance with this Agreement and the Adjustment Escrow Agreement.

“Adjustment Escrow Shortfall” shall have the meaning set forth in Section 1D(iv).

“Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the party specified.

“Agreement” shall have the meaning set forth in the preamble.

“Alternative Arrangements” shall have the meaning set forth in Section 10F(i).

“Arbiter” shall have the meaning set forth in Section 1D(ii).

“Arbitrable Dispute” shall have the meaning set forth in Section 12N.

“Arbitration Expenses” shall have the meaning set forth in Section 12N(iii).

“Arbitrators” shall have the meaning set forth in Section 12N(ii).

“Base Purchase Price” means $145,000,000.

“Blockers” shall have the meaning set forth in the preamble.

“Business Day” means any day, other than a Saturday, Sunday, or any other date in which banks located in Chicago, Illinois or Nashville, Tennessee are closed for business as a result of federal, state or local holiday.

“Buyer” shall have the meaning set forth in the preamble.

“Buyer Material Adverse Effect” means a material adverse effect upon the financial condition or operating results of Buyer or on the ability of Buyer to consummate the transactions contemplated hereby.

“Claim Amount” shall have the meaning set forth in Section 11A.

“Closing” shall have the meaning set forth in Section 1B.

“Closing Balance Sheet” shall have the meaning set forth in Section 1D(i).

“Closing Date” shall have the meaning set forth in Section 1B.

“Closing Net Indebtedness” means Net Indebtedness as of the Adjustment Calculation Time; provided that (i) the amounts due and owing pursuant to the Credit Facilities shall be determined as reflected in payoff letters delivered to Buyer, and (ii) the other amounts for the liabilities to be included in the calculation of Net Indebtedness (other than the Representative Expenses, which amount (if any) shall be determined in accordance with the definition thereof) shall be determined as reflected in information provided by the obligee (or agents of the obligee) thereof (whether in the form of invoices or statement balances) or in accordance with the terms of the agreement relating to such liabilities.

“Closing Net Working Capital” means Net Working Capital as of the Adjustment Calculation Time; provided that, notwithstanding anything in this Agreement to the contrary, for purposes of calculating any liability for Taxes included as a current liability in Closing Net Working Capital, all Transaction Tax Deductions shall be treated as occurring on the day prior to the Closing Date; provided further that, in no event shall such amount be greater than $4,997,472.

“Closing Statement” shall have the meaning set forth in Section 1D(i).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the preamble.

“Company Disclosure Letter” means the Company Disclosure Letter delivered by the Company to Buyer on the date hereof, as amended, supplemented or restated in accordance with Section 12H of this Agreement.

“Company Expenses” means the aggregate fees and expenses of the Company or any of its Subsidiaries relating to the transactions contemplated hereby, including the aggregate fees and expenses of the Company (A) owed for the Run-Off Insurance Policy, (B) incurred or owed in connection with the termination of its employees as described in Section 11K, including any severance obligations related to any such terminations or the reduction in duties of Dr. Zyama Goldman as a result of the Company’s termination of his role as Chief Medical Officer to the extent such reduction results in Dr. Goldman terminating his employment for Good Reason (as defined in that certain Employment Agreement dated July 10, 2007, by and among Dr. Zyama Goldman, the Company and Shaker Clinic, LLC, and (C) owed to (i) Moelis & Company for investment banking services for the Company or its

Subsidiaries, and (ii) Kirkland & Ellis LLP and Bass, Berry & Sims PLC for legal services to the Company or its Subsidiaries, in each case for clauses (i) and (ii) above to the extent unpaid at the time of determination (which, unless otherwise expressly indicated herein, shall be the Closing) and to the extent related to the transactions contemplated hereby; provided that, for the avoidance of doubt, in no event shall “Company Expenses” be deemed to include any fees and expenses to the extent incurred by or at the direction of Buyer or any other liabilities or obligations incurred or arranged by or on behalf of Buyer or its Affiliates in connection with the transactions contemplated hereby.

“Company Intellectual Property” means each of the registered Intellectual Property Rights owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means a material adverse effect upon the financial condition or operating results of the Company or any of its Subsidiaries, except any adverse effect related to or resulting from (i) a change in the general business or economic conditions affecting the industry in which the Company operates, to the extent that such change does not have a materially disproportionate effect on the Company as compared to other Persons operating in such industry, (ii) national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) adverse changes to the financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, (v) changes in laws, rules, regulations, orders, or other binding directives issued by any Governmental Entity, to the extent that such change does not have a materially disproportionate effect on the Company as compared to other Persons operating in the Company’s industry, (vi) the announcement of this Agreement, the other agreements contemplated hereby or the transactions contemplated hereby or thereby, (vii) any adverse change in or effect on the business of the Company that is cured by or on behalf of the Company before the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Article 8, (viii) any reduction in applicable reimbursement rates under a Governmental Program, or (ix) any adverse change in or effect on the business of the Company that is caused by any delay in consummating the Closing after the specific date referred to in Section 1B as a result of (A) any violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of the Company at the Closing, (B) the institution of any suit or action challenging the validity or legality, or seeking to restrain the consummation of, the transactions contemplated by this Agreement by any Governmental Entity or third party or (C) the failure to satisfy the condition to Closing set forth in Section 2A(i) as of the date specified in Section 1B (including as a result of the request for submission of additional information or documentary material regarding the transactions contemplated by this Agreement from the Company or Buyer after review of the initial notification submitted pursuant to the HSR Act or any other applicable antitrust or competition law by the FTC, the DOJ or any other regulatory agency). For the avoidance of doubt and not in limitation of the foregoing, a Governmental Entity determining or proclaiming to the Company that any of the licenses and permits set forth on Section A of the Company Disclosure Letter will be terminated immediately following the Closing as a result of the consummation of the transactions contemplated in this Agreement, or has been terminated, shall constitute a Company Material Adverse Effect.

“Company Material Contracts” shall have the meaning set forth in Section 6I.

“Confidentiality Agreement” shall have the meaning set forth in Section 11C.

“Credit Facilities” means that certain (i) Credit Agreement, dated as of December 15, 2008, by and among Behavioral Centers of America, LLC and Capstar Bank, and each other document or agreement executed in connection therewith, as the same have been and may be amended, modified, supplemented or waived from time to time and (ii) Amended and Restated Term Note, dated as of January 9, 2012, by and between Comerica Bank and BCA Real Estate Holdings, LLC.

“Designated Contact” shall have the meaning set forth in Section 3A.

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each change in control, deferred compensation, equity-based or other material severance, bonus or other employee benefit plan, program, policy or arrangement that is maintained, sponsored or contributed to by the Company or its Subsidiaries on behalf of employees or with respect to which the Company or its Subsidiaries have any liability, other than as provided pursuant to any employment agreement.

“Entity Licenses” shall have the meaning set forth in Section 6R(ii).

“Environmental Laws” shall have the meaning set forth in Section 6P.

“Environmental Permits” shall have the meaning set forth in Section 6P.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any related company or trade or business that is (or was, at a relevant time with respect to which the Company or any Subsidiary continues to have any liability) required to be aggregated with Sellers under Sections 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” shall have the meaning set forth in the Indemnity Escrow Agreement and the Adjustment Escrow Agreement, as applicable.

“Escrow Agreements” means, collectively, the Indemnity Escrow Agreement and the Adjustment Escrow Agreement.

“Estimated Closing Net Indebtedness” means Closing Net Indebtedness, as estimated by the Company in good faith and delivered to Buyer at least two (2) Business Days prior to the Closing Date.

“Estimated Closing Net Working Capital” means Closing Net Working Capital, as estimated by the Company in good faith and delivered to Buyer at least two (2) Business Days prior to the Closing Date; provided that, in no event shall such amount be greater than $4,997,472.

“Estimated Purchase Price” means the result equal to (i) the Base Purchase Price, minus (ii) the Estimated Closing Net Indebtedness, plus (iii) the amount (if any) by which the Estimated Closing Net Working Capital exceeds the Targeted Net Working Capital, minus (iv) the amount (if any) by which the Targeted Net Working Capital exceeds the Estimated Closing Net Working Capital.

“Excess Amount” shall have the meaning set forth in Section 1D(iv).

“Fundamental Representations” shall mean the representations and warranties set forth in Sections 4A (Organization and Power), 4B(i) (Authorization), 4C (Ownership of Acquired Securities), Sections 5A (Organization and Power), 5B (Capitalization), 5C (Subsidiaries; Ownership of Units), 5D(i) (Authorization), and Sections 6A (Power and Organization), 6B (Capitalization), 6C (Subsidiaries), 6D(i) (Authorization) and 6L (Brokerage).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” shall mean any government, governmental agency, department, bureau, office, commission, authority, tribunal or instrumentality, quasi-governmental authority or court of competent jurisdiction or judicial body, whether international, foreign, provincial, domestic, federal, state or local.

“Governmental Programs” shall have the meaning set forth in Section 6R(iii).

“Health Care Laws” means all federal and state laws relating to the regulation, provision or administration of, or payment for, healthcare products or services, including, but not limited to: (i) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395hhh (the Medicare statute) and the regulations promulgated thereunder; (ii) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396v (the Medicaid statute) and the regulations promulgated thereunder; (iii) TRICARE, 10 U.S.C. § 1071 et seq. and the regulations promulgated thereunder; (iv) the Health Insurance Portability and Accountability Act of 1996, [Pub. L. 104-191] and the regulations promulgated thereunder; (v) Patient Protection and Affordable Care Act, [Public Law 111-148] and the regulations promulgated thereunder; (vi) Health Care and Education Reconciliation Act of 2010, [Public Law 111-152] and the regulations promulgated thereunder, (vii) the Ethics in Patient Referrals Act, 42 U.S.C. § 1395nn and the regulations promulgated thereunder; (vii) the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b) and the regulations promulgated thereunder; (ix) the False Claims Act, 31 U.S.C. §§ 3729-3733 and the regulations promulgated thereunder; (x) the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812 and the regulations promulgated thereunder; (xi) the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b and the regulations promulgated thereunder; (xii) the Exclusion Laws, 42 U.S.C. § 1320a-7 and the regulations promulgated thereunder; (xiii) all federal, state and local Laws relating to anti-kickback, self-referral, fraud and abuse and false claims applicable to the Company; (xiv) licensure Laws relating to the regulation, provision or administration of, or payment for, healthcare products or services; and (xv) any similar applicable state and local laws; each of (i) through (xv) as may be amended from time to time.

“Holdings” shall have the meaning set forth in the preamble.

“Holdings Common Units” means the common units of Holdings.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Approval” shall have the meaning set forth in Section 2A(i).

“Indemnified Party” shall have the meaning set forth in Section 10E(i).

“Indemnifying Party” shall have the meaning set forth in Section 10E(i).

“Indemnity Escrow Account” shall have the meaning set forth in Section 1C(ii).

“Indemnity Escrow Agreement” shall have the meaning set forth in Section 1C(ii).

“Indemnity Escrow Amount” shall mean the Indemnity Escrow Deposit Amount, less any distributions thereof in accordance with this Agreement and the Indemnity Escrow Agreement.

“Indemnity Escrow Deposit Amount” means $7,000,000.

“Indemnity Escrow Funds” means the amounts held in the Indemnity Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investment thereof, less distributions thereof in accordance with this Agreement and the Indemnity Escrow Agreement.

“Intellectual Property Rights” means all rights in and to the following: (i) patents and patent applications, (ii) trademarks, service marks, trade dress, logos and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) any computer software or programs (excluding any software available generally through retail merchants, otherwise subject to “shrink-wrap” or “click-through” license agreements or pre-installed in computer hardware) and (vi) trade secrets, inventions (whether patentable or unpatentable and whether or not reduced to practice) and know-how.

“Knowledge” when used in the phrase “to the Knowledge of the Company” or similar phrases means, and shall be limited to, the actual knowledge of Buddy Turner, Thomas Croffut, Dr. Zyama Goldman and/or Jay Schreiner.

“Latest Audited Balance Sheet” means the audited consolidated balance sheet of Holdings as of December 31, 2011.

“Latest Balance Sheet” shall have the meaning set forth in Section 6E(i).

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real or immovable property that is used in the business or operations of the Company or any of its Subsidiaries.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which the Company or any of its Subsidiaries (i) leases any personal property for an annual amount that exceeds $50,000 or (ii) holds any Leased Real Property.

“Lien” means any mortgage, pledge, lien, hypothecation, encumbrance (monetary and non-monetary), charge or other security interest.

“Limitation Date” shall have the meaning set forth in Section 11A.

“Losses” means actual out-of-pocket losses, liabilities, damages or expenses (including reasonable legal fees).

“Majority Holders” shall have the meaning set forth in Section 11I.

“Medicare and Medicaid Programs” shall have the meaning set forth in Section 6R(iii).

“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

“Net Indebtedness” means, without duplication, the excess of (i) the sum of (a) all principal and accrued (but unpaid) interest owing by the Company or its Subsidiaries for debt for borrowed money owed to any third party, including pursuant to the Credit Facilities, (b) all obligations of the Company or its Subsidiaries as lessee under leases that have been recorded as capital leases in accordance with GAAP, (c) all Company Expenses, (d) all Representative Expenses, and (e) any transaction-related fees and/or bonuses or similar amounts payable by the Company or its Subsidiaries in connection with the transactions contemplated hereby and disclosed to Buyer in writing at least two (2) Business Days prior to the Closing over (ii) the amount of cash and cash equivalents of the Company or its Subsidiaries; provided that in no event shall clause (i) above include any fees and expenses to the extent incurred by or at the direction of Buyer or any other liabilities or obligations incurred or arranged by or on behalf of Buyer or its Affiliates in connection with the transactions contemplated hereby or otherwise.

“Net Working Capital” means the excess of (i) the sum of the Company’s and its Subsidiaries’ current assets determined in accordance with GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Latest Audited Balance Sheet, over (ii) the sum of the Company’s and its Subsidiaries’ current liabilities determined in accordance with GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Latest Audited Balance Sheet; provided that (a) notwithstanding clause (i) above, the current assets of the Company and its Subsidiaries shall not include those assets set forth on the Net Working Capital Schedule attached hereto, and (b) notwithstanding clause (ii) above, the current liabilities of the Company and its Subsidiaries shall not include those liabilities set forth on the Net Working Capital Schedule attached hereto.

“Notice of Disagreement” shall have the meaning set forth in Section 1D(i).

“OIG” shall have the meaning set forth in Section 6R(i)(A).

“Organizational Documents” means (i) the certificate or articles of incorporation and the by-laws, the partnership agreement or operating agreement (as applicable), and (ii) any documents comparable to those described in clause (i) as may be applicable pursuant to any applicable law.

‘‘Owned Real Property’’ means all land, together with all buildings, structures, improvements, and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries and used in the business of the Company or its Subsidiaries.

“Permitted Encumbrances” means (i) any restriction on transfer arising under applicable securities law, (ii) Liens for Taxes not yet delinquent or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, in each case to the extent such Taxes are adequately reserved for on the Closing Balance Sheet, (iii) Liens of lessors, lessees, sublessors, sublessees, licensors or licensees arising under lease arrangements or license arrangements, (v) Liens under the Credit Facilities, (vi) mechanics Liens and similar Liens for labor, materials, or supplies, for amounts not yet delinquent, (vii) zoning, building codes, and other land use laws regulating the use or occupancy of Leased Real Property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such Leased Real Property; (viii) easements, servitudes, covenants, conditions, restrictions, and other similar matters affecting title to any assets of the Company or any of its Subsidiaries and other title defects in real property that do not or would not materially impair the use or occupancy or value of such assets in the operation of the business of the Company or any of its Subsidiaries, (ix) Liens set forth on Section 6G(iii) of the Company Disclosure Letter, and (x) all matters set forth on title policies or surveys made available by the Company to Buyer prior to the date of this Agreement.

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Entity.

“Physician” means any licensed doctor of medicine or osteopathy, doctor of dental surgery or dental medicine, doctor of podiatric medicine, doctor of optometry, or chiropractor, or any group, partnership or corporation, of whatever form, made up of one more such Persons.

“Private Programs” shall have the meaning set forth in Section 6R(iii).

“Pro Rata Share” means the percentage for each Seller as set forth on Exhibit H attached hereto.

“Provider Agreements” shall have the meaning set forth in Section 6R(iii).

“Purchase Price” means the result equal to (i) the Base Purchase Price, minus (ii) the Closing Net Indebtedness, plus (iii) the amount (if any) by which the Closing Net Working Capital exceeds the Targeted Net Working Capital, minus (iv) the amount (if any) by which the Targeted Net Working Capital exceeds the Closing Net Working Capital.

“Remaining Adjustment Escrow Funds” shall have the meaning set forth in Section 1D(iv).

“Representation” shall have the meaning set forth in Section 12D.

“Representative” means Behavioral Centers of America Holdings, LLC, a Delaware limited liability company.

“Representative Expenses” means an amount estimated by the Representative and delivered to the Company and Buyer at Closing for fees and expenses incurred or estimated to be incurred by the Representative in its capacity as such either before or after the Closing.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the preamble.

“Seller Group” shall have the meaning set forth in Section 11K(i).

“Seller Parties” means the Sellers, any Affiliate of any Seller and their respective officers, directors, employees, partners, members, managers, agents, attorneys, representatives, successors or permitted assigns.

“Shortfall Amount” shall have the meaning set forth in Section 1D(iii).

“Specific Representation” shall have the meaning set forth in Section 12D.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, association or other business entity.

“Targeted Net Working Capital” means $4,497,472.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, environmental taxes, customs duties, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, value added, goods and services, alternative or add-on minimum, unclaimed property or other tax, fee, assessment or charge of any kind whatsoever including any interest, penalties or additions to Tax or additional amounts in respect of the foregoing.

“Tax Benefit” shall mean any refund of federal income Taxes paid or any reduction in the amount of federal income Taxes which otherwise would have been paid, that is attributable to any federal income Tax deduction, loss, or credit, resulting from or arising out of a Loss, calculated by computing the amount of federal income Taxes of the Indemnified Party before and after inclusion of any such Tax deduction, loss or credit (treating such items of Tax deduction, loss or credit as the last items claimed). A Tax Benefit shall be actually received upon the receipt of a refund of Taxes paid or the filing of a Tax Return showing a Tax Benefit.

“Tax Proceeding” shall have the meaning set forth in Section 11G(iii).

“Tax Return” means any Tax return, declaration, report, claim for refund, or information return or statement filed or required to be filed with respect to Taxes, including any applicable schedule, attachment or amendment.

“Third Party Claim” shall have the meaning set forth in Section 10E(i).

“Title IV Plan” means any employee pension benefit plan (as such term is defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, other than a Multiemployer Plan.

“Transaction Tax Deductions” means any deductions of the Company, any Subsidiary of the Company, or any Blocker, as applicable, that are deductible under applicable Tax law, in connection with the transactions contemplated hereby and the Closing, for (i) the write-off of deferred financing fees, (ii) the payment of compensatory expenses, (iii) the payment of any investment banking, legal, accounting or other transaction related fees, costs or expenses and/or bonuses (or similar amounts), and (iv) the payment of Net Indebtedness or Company Expenses. For such purpose, the parties agree to apply the safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 to determine the amount of deductions attributable to the payment of any success based fees within the scope of such revenue procedure.

“Units” shall have the meaning set forth in the recitals.

“WARN” shall have the meaning set forth in Section 11K.

INDEX OF SCHEDULES AND EXHIBITS*

*	Schedules and Exhibits are omitted in accordance with Item 601(b)(2) of Regulation S-K. Acadia agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

Exhibits

Exhibit A	Definitions
Exhibit B	Indemnity Escrow Agreement
Exhibit C	Adjustment Escrow Agreement
Exhibit D	Company Closing Certificate
Exhibit E	Buyer Closing Certificate

Schedules

Section 1E	Purchase Price Allocation
Section 2B(viii)	Closing Net Indebtedness
Section 3B	Ordinary Course of Conduct
Section 4B(ii)	Authorization; No Breach
Section 4C	Ownership of Acquired Securities
Section 5B	Capitalization
Section 5C	Subsidiaries; Ownership of Units
Section 5D(ii)	Authorization; No Breach
Section 5G	Tax Matters
Section 6B	Capitalization
Section 6C	Subsidiaries
Section 6D(ii)	Authorization; No Breach
Section 6E(i)	Financial Statements
Section 6E(ii)	Undisclosed Liabilities
Section 6F	Absence of Certain Developments
Section 6G(i)	Owned Real Property
Section 6G(i)(B)	Leases of Owned Real Property
Section 6G(i)(E)	Mechanics or Materialman’s Liens
Section 6G(i)(F)	Condemnation
Section 6G(ii)	Leased Real Property
Section 6G(iii)	Encumbrances
Section 6H	Tax Matters
Section 6I	Company Material Contracts
Section 6I(i)	Severance
Section 6I(ii)	Collective Bargaining
Section 6I(iii)	Physician Agreements
Section 6I(iv)	Payor Contracts
Section 6I(v)	Non-Competes
Section 6I(vi)	Equipment Leases and Certain Other Agreements
Section 6I(vii)	Loans
Section 6I(viii)	Most-Favored Nation Contracts
Section 6I(ix)	Other Company Material Contracts

Schedules (continued)

Section 6J	Intellectual Property
Section 6K	Legal Proceedings
Section 6M(i)	Company Employee Benefit Plans
Section 6M(ii)	Pending Investigations
Section 6M(iv)	Acceleration/Increases to Employee Benefit Compensation
Section 6N	Insurance
Section 6O	Compliance with Applicable Laws
Section 6P	Environmental
Section 6Q	Employees
Section 6R	Health Care Regulatory Compliance
Section 6S	Related Party Transactions
Section 6T(i)	Deposit Accounts
Section 6T(ii)	Powers of Attorney
Section 10A(iv)	Identified Matters Schedule
Section 10A(vi)	Identified Matters
Section 10C	Contributing Seller Pro Rata Portion
Section 11K	Terminated Employees
Section A	Certain Licenses/Permits

A-2